Registration No. 333-219693
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Amendment No. 2 to Form S-6

   FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                   FT 6890

B.    Name of depositor:

                         FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                            120 East Liberty Drive
                                  Suite 400
                           Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on October 6, 2017 at 2:00 p.m. pursuant to Rule 487.
                        ________________________________

                   Dow(R) Target 5 4Q '17 - Term 1/9/19
                  Dow(R) Target Dvd. 4Q '17 - Term 1/9/19
                   Global Target 15 4Q '17 - Term 1/9/19
          S&P Dividend Aristocrats Target 25 4Q '17 - Term 1/9/19
                    S&P Target 24 4Q '17 - Term 1/9/19
                  S&P Target SMid 60 4Q '17 - Term 1/9/19
                  Target Divsd. Dvd. 4Q '17 - Term 1/9/19
                   Target Dbl. Play 4Q '17 - Term 1/9/19
                    Target Focus 4 4Q '17 - Term 1/9/19
              Target Global Dvd. Leaders 4Q '17 - Term 1/9/19
                    Target Growth 4Q '17 - Term 1/9/19
                     Target Triad 4Q '17 - Term 1/9/19
                      Target VIP 4Q '17 - Term 1/9/19
               Value Line(R) Target 25 4Q '17 - Term 1/9/19

                                  FT 6890

FT 6890 is a series of a unit investment trust, the FT Series. FT 6890 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              FIRST TRUST(R)

                               800-621-1675


             The date of this prospectus is October 6, 2017

                           Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         47
Portfolios                                                            48
Risk Factors                                                          56
Hypothetical Performance Information                                  62
Public Offering                                                       68
Distribution of Units                                                 70
The Sponsor's Profits                                                 71
The Secondary Market                                                  72
How We Purchase Units                                                 72
Expenses and Charges                                                  72
Tax Status                                                            73
Retirement Plans                                                      79
Rights of Unit Holders                                                80
Income and Capital Distributions                                      80
Redeeming Your Units                                                  81
Investing in a New Trust                                              82
Removing Securities from a Trust                                      83
Amending or Terminating the Indenture                                 84
Information on the Sponsor, Trustee and Evaluator                     84
Other Information                                                     85

              Summary of Essential Information (Unaudited)

                                FT 6890


                   At the Opening of Business on the
                Initial Date of Deposit-October 6, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                   The Dow(R)           The Dow(R)           Global
                                                                   Target 5             Target Dividend      Target 15
                                                                   Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                   Quarter 2017 Series  Quarter 2017 Series  Quarter 2017 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 17,569               14,907               13,658
Fractional Undivided Interest in the Trust per Unit (1)                   1/17,569             1/14,907             1/13,658
Public Offering Price:
Public Offering Price per Unit (2)                                         $10.000              $10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.034)               (.028)               (.039)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.781          $     9.787          $     9.776
                                                                       ===========          ===========          ===========

Tax Status (6)                                                        Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                               Monthly              Monthly              Monthly
Initial Distribution Date (7)                                       November 25, 2017    November 25, 2017    November 25, 2017
Cash CUSIP Number                                                       30304W 349           30304W 380           30304W 422
Reinvestment CUSIP Number                                               30304W 356           30304W 398           30304W 430
Fee Account Cash CUSIP Number                                           30304W 364           30304W 406           30304W 448
Fee Account Reinvestment CUSIP Number                                   30304W 372           30304W 414           30304W 455
Pricing Line Product Code                                                   113956               113960               113883
Ticker Symbol                                                               FDEAUX               FGANTX               FNTPWX

First Settlement Date                                          October 11, 2017
Mandatory Termination Date (8)                                 January 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6890


                   At the Opening of Business on the
                Initial Date of Deposit-October 6, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                     S&P Dividend           S&P                  S&P
                                                                     Aristocrats Target 25  Target 24            Target SMid 60
                                                                     Portfolio, 4th         Portfolio, 4th       Portfolio, 4th
                                                                     Quarter 2017 Series    Quarter 2017 Series  Quarter 2017 Series
                                                                     _____________________  ___________________  ___________________
Initial Number of Units (1)                                                 15,600                 15,596               16,058
Fractional Undivided Interest in the Trust per Unit (1)                   1/15,600               1/15,596             1/16,058
Public Offering Price:
Public Offering Price per Unit (2)                                         $10.000                $10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)                 (.000)               (.000)
                                                                       ___________            ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000                 10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)                 (.135)               (.135)
                                                                       ___________            ___________          ___________
Redemption Price per Unit (5)                                                9.865                  9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)                 (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.045)                 (.045)               (.036)
                                                                       ___________            ___________          ___________
Net Asset Value per Unit                                               $     9.770            $     9.770          $     9.779
                                                                       ===========            ===========          ===========

Tax Status (6)                                                             RIC               Grantor Trust             RIC
Distribution Frequency (7)                                               Monthly                Monthly           Semi-Annually
Initial Distribution Date (7)                                       November 25, 2017      November 25, 2017    December 25, 2017
Cash CUSIP Number                                                       30304W 463             30304W 505           30304W 703
Reinvestment CUSIP Number                                               30304W 471             30304W 513           30304W 711
Fee Account Cash CUSIP Number                                           30304W 489             30304W 521           30304W 729
Fee Account Reinvestment CUSIP Number                                   30304W 497             30304W 539           30304W 737
Pricing Line Product Code                                                   113964                 113930               113976
Ticker Symbol                                                               FIUKOX                 FAJNQX               FBWRIX

First Settlement Date                                          October 11, 2017
Mandatory Termination Date (8)                                 January 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                     Target
                                                                     Diversified Dividend   Target Double Play   Target Focus Four
                                                                     Portfolio, 4th         Portfolio, 4th       Portfolio, 4th
                                                                     Quarter 2017 Series    Quarter 2017 Series  Quarter 2017 Series
                                                                     _____________________  ___________________  ___________________
Initial Number of Units (1)                                                 16,425                 16,000               26,670
Fractional Undivided Interest in the Trust per Unit (1)                   1/16,425               1/16,000             1/26,670
Public Offering Price:
Public Offering Price per Unit (2)                                         $10.000                $10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)                 (.000)               (.000)
                                                                       ___________            ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000                 10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)                 (.135)               (.135)
                                                                       ___________            ___________          ___________
Redemption Price per Unit (5)                                                9.865                  9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)                 (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.020)                 (.047)               (.029)
                                                                       ___________            ___________          ___________
Net Asset Value per Unit                                               $     9.795            $     9.768          $     9.786
                                                                       ===========            ===========          ===========

Tax Status (6)                                                             RIC                    RIC                  RIC
Distribution Frequency (7)                                               Monthly                Monthly           Semi-Annually
Initial Distribution Date (7)                                       November 25, 2017      November 25, 2017    December 25, 2017
Cash CUSIP Number                                                       30304W 547             30304W 588           30304W 745
Reinvestment CUSIP Number                                               30304W 554             30304W 596           30304W 752
Fee Account Cash CUSIP Number                                           30304W 562             30304W 604           30304W 760
Fee Account Reinvestment CUSIP Number                                   30304W 570             30304W 612           30304W 778
Pricing Line Product Code                                                   113968                 113972               113980
Ticker Symbol                                                               FRJANX                 FDPABX               FIBLUX

First Settlement Date                                          October 11, 2017
Mandatory Termination Date (8)                                 January 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6890


                   At the Opening of Business on the
                Initial Date of Deposit-October 6, 2017



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                     Target Global          Target
                                                                     Dividend Leaders       Growth               Target Triad
                                                                     Portfolio, 4th         Portfolio, 4th       Portfolio, 4th
                                                                     Quarter 2017 Series    Quarter 2017 Series  Quarter 2017 Series
                                                                     _____________________  ___________________  ___________________
Initial Number of Units (1)                                                 17,737                 17,458               29,174
Fractional Undivided Interest in the Trust per Unit (1)                   1/17,737               1/17,458             1/29,174
Public Offering Price:
Public Offering Price per Unit (2)                                         $10.000                $10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)                 (.000)               (.000)
                                                                       ___________            ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000                 10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)                 (.135)               (.135)
                                                                       ___________            ___________          ___________
Redemption Price per Unit (5)                                                9.865                  9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)                 (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.012)                 (.038)               (.031)
                                                                       ___________            ___________          ___________
Net Asset Value per Unit                                               $     9.803            $     9.777          $     9.784
                                                                       ===========            ===========          ===========

Tax Status (6)                                                             RIC                    RIC                  RIC
Distribution Frequency (7)                                               Monthly             Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                       November 25, 2017      December 25, 2017    December 25, 2017
Cash CUSIP Number                                                       30304W 620             30304W 786           30304W 828
Reinvestment CUSIP Number                                               30304W 638             30304W 794           30304W 836
Fee Account Cash CUSIP Number                                           30304W 646             30304W 802           30304W 844
Fee Account Reinvestment CUSIP Number                                   30304W 653             30304W 810           30304W 851
Pricing Line Product Code                                                   113907                 113915               113934
Ticker Symbol                                                               FTNKWX                 FVESYX               FTORAX

First Settlement Date                                          October 11, 2017
Mandatory Termination Date (8)                                 January 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6890


                   At the Opening of Business on the
                Initial Date of Deposit-October 6, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                                                                Value Line(R)
                                                                                               Target VIP          Target 25
                                                                                             Portfolio, 4th     Portfolio, 4th
                                                                                           Quarter 2017 Series   Quarter 2017
                                                                                                                    Series
                                                                                        ___________________  ___________________
Initial Number of Units (1)                                                                      87,252               12,397
Fractional Undivided Interest in the Trust per Unit (1)                                        1/87,252             1/12,397
Public Offering Price:
Public Offering Price per Unit (2)                                                              $10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                                         (.000)               (.000)
                                                                                            ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                   10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                                        (.135)               (.135)
                                                                                            ___________          ___________
Redemption Price per Unit (5)                                                                     9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                                             (.050)               (.050)
    Less Organization Costs per Unit (5)                                                          (.029)               (.038)
                                                                                            ___________          ___________
Net Asset Value per Unit                                                                    $     9.786          $     9.777
                                                                                            ===========          ===========

Tax Status (6)                                                                                  RIC             Grantor Trust
Distribution Frequency (7)                                                                 Semi-Annually           Monthly
Initial Distribution Date (7)                                                            December 25, 2017    November 25, 2017
Cash CUSIP Number                                                                            30304X 107           30304W 661
Reinvestment CUSIP Number                                                                    30304X 115           30304W 679
Fee Account Cash CUSIP Number                                                                30304X 123           30304W 687
Fee Account Reinvestment CUSIP Number                                                        30304X 131           30304W 695
Pricing Line Product Code                                                                        113938               113911
Ticker Symbol                                                                                    FSJMPX               FRNUIX

System Macros
First Settlement Date                                           October 11, 2017
Mandatory Termination Date (8)                                  January 9, 2019

____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


                   NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on October 9, 2017, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

(8) See "Amending or Terminating the Indenture."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and
"Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.
                                                                                      The Dow(R)                  The Dow(R)
                                                                                  Target 5 Portfolio       Target Dividend Portfolio
                                                                                4th Quarter 2017 Series     4th Quarter 2017 Series
                                                                                -----------------------    -------------------------
                                                                                             Amount                      Amount
                                                                                             per Unit                    per Unit
                                                                                             --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                                         0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                                                        1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                                                 0.50%(c)     $.050          0.50%(c)     $.050
                                                                                -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)                                     1.85%        $.185          1.85%        $.185
                                                                                =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                                                 .340%(d)     $.0340         .280%(d)     $.0280
                                                                                =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
     administrative and evaluation fees                                         .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                   .113%(f)     $.0114         .113%(f)     $.0114
                                                                                -----        ------         -----        ------
   Total                                                                        .172%        $.0174         .172%        $.0174
                                                                                =====        ======         =====        ======


                                                                                  Global             S&P Dividend Aristocrats
                                                                            Target 15 Portfolio         Target 25 Portfolio
                                                                          4th Quarter 2017 Series     4th Quarter 2017 Series
                                                                          -----------------------    -------------------------

                                                                                      Amount                      Amount
                                                                                      per Unit                    per Unit
                                                                                      --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                                  0.00%(a)     $.000           0.00%(a)    $.000
   Deferred sales charge                                                 1.35%(b)     $.135           1.35%(b)    $.135
   Creation and development fee                                          0.50%(c)     $.050           0.50%(c)    $.050
                                                                         -----        -----           -----       -----
   Maximum sales charge
   (including creation and development fee)                              1.85%        $.185           1.85%       $.185
                                                                         =====        =====           =====       =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                                          .390%(d)     $.0390         .450%(d)     $.0450
                                                                         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees                                 .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                            .280%(f)     $.0283         .126%(f)     $.0127
                                                                         -----        ------         -----        ------
   Total                                                                 .339%        $.0343         .185%        $.0187
                                                                         =====        ======         =====        ======

                                                           S&P Target 24            S&P Target SMid 60        Target Diversified
                                                             Portfolio                   Portfolio            Dividend Portfolio
                                                      4th Quarter 2017 Series     4th Quarter 2017 Series   4th Quarter 2017 Series
                                                      -----------------------     -----------------------   -----------------------
                                                                 Amount                       Amount                     Amount
                                                                 per Unit                     per Unit                   per Unit
                                                                 --------                     --------                   --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                               0.00%(a)    $.000           0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                              1.35%(b)    $.135           1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                       0.50%(c)    $.050           0.50%(c)     $.050        0.50%(c)     $.050
                                                      -----       -----           -----        -----        -----        -----
   Maximum sales charge
   (including creation and development fee)           1.85%       $.185           1.85%        $.185        1.85%        $.185
                                                      =====       =====           =====        =====        =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                       .450%(d)    $.0450          .360%(d)     $.0360       .200%(d)     $.0200


ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees              .059%       $.0060          .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses         .113%(f)    $.0114          .126%(f)     $.0127       .126%(f)     $.0127
                                                      -----       ------          -----        ------       -----        ------
   Total                                              .172%       $.0174          .185%        $.0187       .185%        $.0187
                                                      =====       ======          =====        ======       =====        ======



                                                         Target Double Play           Target Focus Four     Target Global Dividend
                                                              Portfolio                   Portfolio            Leaders Portfolio
                                                       4th Quarter 2017 Series     4th Quarter 2017 Series  4th Quarter 2017 Series
                                                       -----------------------     -----------------------  -----------------------
                                                                    Amount                      Amount                    Amount
                                                                    per Unit                    per Unit                  per Unit
                                                                    --------                    --------                  --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                0.00%(a)     $.000          0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                               1.35%(b)     $.135          1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                        0.50%(c)     $.050          0.50%(c)     $.050        0.50%(c)     $.050
                                                       -----        -----          -----        -----        -----        -----
   Maximum sales charge
   (including creation and development fee)            1.85%        $.185          1.85%        $.185        1.85%        $.185
                                                       =====        =====          =====        =====        =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                       .470%(d)     $.0470         .290%(d)     $.0290       .120%(d)     $.0120


ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees               .059%        $.0060         .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses          .126%(f)     $.0127         .126%(f)     $.0127       .126%(f)     $.0127
                                                       -----        ------         -----        ------       -----        ------
   Total                                               .185%        $.0187         .185%        $.0187       .185%        $.0187
                                                       =====        ======         =====        ======       =====        ======

                                                          Target Growth               Target Triad               Target VIP
                                                            Portfolio                   Portfolio                 Portfolio
                                                     4th Quarter 2017 Series     4th Quarter 2017 Series   4th Quarter 2017 Series
                                                     -----------------------     -----------------------   -----------------------
                                                                 Amount                      Amount                    Amount
                                                                 per Unit                    per Unit                  per Unit
                                                                 --------                    --------                  --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                             0.00%(a)     $.000          0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                            1.35%(b)     $.135          1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                     0.50%(c)     $.050          0.50%(c)     $.050        0.50%(c)     $.050
                                                    -----        -----          -----        -----        -----        -----
   Maximum sales charge
   (including creation and development fee)         1.85%        $.185          1.85%        $.185        1.85%        $.185
                                                    =====        =====          =====        =====        =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                     .380%(d)     $.0380         .310%(d)     $.0310       .290%(d)     $.0290
                                                    =====        ======         =====        ======       =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees            .059%        $.0060         .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses       .126%(f)     $.0127         .126%(f)     $.0127       .194%(f)     $.0196
                                                    -----        ------         -----        ------       -----        ------
   Total                                            .185%        $.0187         .185%        $.0187       .253%        $.0256
                                                    =====        ======         =====        ======       =====        ======

                                                                                      Value Line(R)
                                                                                    Target 25 Portfolio
                                                                                  4th Quarter 2017 Series
                                                                                  -----------------------
                                                                                              Amount
                                                                                              per Unit
                                                                                              --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                                          0.00%(a)     $.000
   Deferred sales charge                                                         1.35%(b)     $.135
   Creation and development fee                                                  0.50%(c)     $.050
                                                                                 -----        -----
   Maximum sales charge (including creation and development fee)                 1.85%        $.185
                                                                                 =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                                                  .380%(d)     $.0380
                                                                                 =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
     administrative and evaluation fees                                          .059%        $.0060
   Trustee's fee and other operating expenses                                    .113%(f)     $.0114
                                                                                 -----        ------
   Total                                                                         .172%        $.0174
                                                                                 =====        ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                               1 Year     3 Years    5 Years    10 Years
                                                                               ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 4th Quarter 2017 Series                         $236       $728       $1,003     $2,170
The Dow(R) Target Dividend Portfolio, 4th Quarter 2017 Series                   230        710          979      2,120
Global Target 15 Portfolio, 4th Quarter 2017 Series                             258        794        1,109      2,386
S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series           249        765        1,054      2,273
S&P Target 24 Portfolio, 4th Quarter 2017 Series                                247        761        1,047      2,260
S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series                           240        738        1,018      2,200
Target Diversified Dividend Portfolio, 4th Quarter 2017 Series                  224        690          953      2,068
Target Double Play Portfolio, 4th Quarter 2017 Series                           251        771        1,062      2,289
Target Focus Four Portfolio, 4th Quarter 2017 Series                            233        717          990      2,142
Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series               216        666          921      2,001
Target Growth Portfolio, 4th Quarter 2017 Series                                242        744        1,026      2,216
Target Triad Portfolio, 4th Quarter 2017 Series                                 235        723          998      2,159
Target VIP Portfolio, 4th Quarter 2017 Series                                   240        738        1,025      2,215
Value Line(R) Target 25 Portfolio, 4th Quarter 2017 Series                      240        740        1,019      2,202

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 19, 2018.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm


To the Sponsor, First Trust Portfolios L.P., and Unit Holders of FT 6890:

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 6890, comprising Dow(R) Target 5 4Q '17 - Term 1/9/19 (The Dow(R) Target 5 Portfolio, 4th Quarter 2017 Series ); Dow(R) Target Dvd. 4Q '17 - Term 1/9/19 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2017 Series ); Global Target 15 4Q '17 - Term 1/9/19 (Global Target 15 Portfolio, 4th Quarter 2017 Series); S&P Dividend Aristocrats Target 25 4Q '17 - Term 1/9/19 (S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series); S&P Target 24 4Q '17 - Term 1/9/19 (S&P Target 24 Portfolio, 4th Quarter 2017 Series); S&P Target SMid 60 4Q '17 - Term 1/9/19 (S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series); Target Divsd. Dvd. 4Q '17 - Term 1/9/19 (Target Diversified Dividend Portfolio, 4th Quarter 2017 Series); Target Dbl. Play 4Q '17 - Term 1/9/19 (Target Double Play Portfolio, 4th Quarter 2017 Series); Target Focus 4 4Q '17 - Term 1/9/19 (Target Focus Four Portfolio, 4th Quarter 2017 Series); Target Global Dvd. Leaders 4Q '17 - Term 1/9/19 (Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series); Target Growth 4Q '17 - Term 1/9/19 (Target Growth Portfolio, 4th Quarter 2017 Series); Target Triad 4Q '17 - Term 1/9/19 (Target Triad Portfolio, 4th Quarter 2017 Series); Target VIP 4Q '17 - Term 1/9/19 (Target VIP Portfolio, 4th Quarter 2017 Series); and Value Line(R) Target 25 4Q '17 - Term 1/9/19 (Value Line(R) Target 25 Portfolio, 4th Quarter 2017 Series) (collectively, the "Trusts"), as of the opening of business on October 6, 2017 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on October 6, 2017, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the Trusts constituting FT 6890, as of the opening of business on October 6, 2017 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 6, 2017

                            Statements of Net Assets

                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                      The Dow(R)          The Dow(R) Target   Global Target 15
                                                                      Target 5 Portfolio  Dividend Portfolio  Portfolio
                                                                      4th Quarter         4th Quarter         4th Quarter
                                                                      2017 Series         2017 Series         2017 Series
                                                                      __________________  __________________  ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                       $ 175,691           $149,073             $136,577
Less liability for reimbursement to Sponsor
   for organization costs (3)                                               (597)              (417)                (533)
Less liability for deferred sales charge (4)                              (2,372)            (2,012)              (1,844)
Less liability for creation and development fee (5)                         (878)              (745)                (683)
                                                                        ________           ________             ________
Net assets                                                              $171,844           $145,899             $133,517
                                                                        ========           ========             ========
Units outstanding                                                         17,569             14,907               13,658
Net asset value per Unit (6)                                            $  9.781           $  9.787             $  9.776

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                   $175,691           $149,073             $136,577
Less maximum sales charge (7)                                             (3,250)            (2,757)              (2,527)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                               (597)              (417)                (533)
                                                                        ________           ________             ________
Net assets                                                              $171,844           $145,899             $133,517
                                                                        ========           ========             ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                    S&P Dividend           S&P            S&P
                                                                    Aristocrats Target 25  Target 24      Target SMid 60
                                                                    Portfolio              Portfolio      Portfolio
                                                                    4th Quarter            4th Quarter    4th Quarter
                                                                    2017 Series            2017 Series    2017 Series
                                                                    _____________________  _____________  _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $155,998               $155,957       $160,576
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (702)                  (702)          (578)
Less liability for deferred sales charge (4)                           (2,106)                (2,105)        (2,168)
Less liability for creation and development fee (5)                      (780)                  (780)          (803)
                                                                     ________               ________       ________
Net assets                                                           $152,410               $152,370       $157,027
                                                                     ========               ========       ========
Units outstanding                                                      15,600                 15,596         16,058
Net asset value per Unit (6)                                         $  9.770               $  9.770       $  9.779

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $155,998               $155,957       $160,576
Less maximum sales charge (7)                                          (2,886)                (2,885)        (2,971)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (702)                  (702)          (578)
                                                                     ________               ________       ________
Net assets                                                           $152,410               $152,370       $157,027
                                                                     ========               ========       ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                                            Target
                                                                        Target Diversified  Double Play   Target Focus Four
                                                                        Dividend Portfolio  Portfolio     Portfolio
                                                                        4th Quarter         4th Quarter   4th Quarter
                                                                        2017 Series         2017 Series   2017 Series
                                                                        __________________  ___________   __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                         $164,255            $159,996      $266,699
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                (328)               (752)         (773)
Less liability for deferred sales charge (4)                               (2,217)             (2,160)       (3,600)
Less liability for creation and development fee (5)                          (821)               (800)       (1,334)
                                                                         ________            ________      ________
Net assets                                                               $160,889            $156,284      $260,992
                                                                         ========            ========      ========
Units outstanding                                                          16,425              16,000        26,670
Net asset value per Unit (6)                                             $  9.795            $  9.768      $  9.786

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                    $164,255            $159,996      $266,699
Less maximum sales charge (7)                                              (3,038)             (2,960)       (4,934)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                (328)               (752)         (773)
                                                                         ________            ________      ________
Net assets                                                               $160,889            $156,284      $260,992
                                                                         ========            ========      ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                        Target Global
                                                                        Dividend Leaders   Target             Target Triad
                                                                        Portfolio          Growth Portfolio   Portfolio
                                                                        4th Quarter        4th Quarter        4th Quarter
                                                                        2017 Series        2017 Series        2017 Series
                                                                        _____________      ________________   _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                         $177,375           $174,580           $291,744
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                (213)              (663)              (904)
Less liability for deferred sales charge (4)                               (2,394)            (2,357)            (3,938)
Less liability for creation and development fee (5)                          (887)              (873)            (1,459)
                                                                         ________           ________           ________
Net assets                                                               $173,881           $170,687           $285,443
                                                                         ========           ========           ========
Units outstanding                                                          17,737             17,458             29,174
Net asset value per Unit (6)                                             $  9.803           $  9.777           $  9.784

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                    $177,375           $174,580           $291,744
Less maximum sales charge (7)                                              (3,281)            (3,230)            (5,397)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                (213)              (663)              (904)
                                                                         ________           ________           ________
Net assets                                                               $173,881           $170,687           $285,443
                                                                         ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                                                            Value Line(R)
                                                                                      Target VIP            Target 25
                                                                                      Portfolio             Portfolio
                                                                                      4th Quarter           4th Quarter
                                                                                      2017 Series           2017 Series
                                                                                      ___________           _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                       $872,524              $123,970
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                            (2,530)                 (471)
Less liability for deferred sales charge (4)                                            (11,779)               (1,674)
Less liability for creation and development fee (5)                                      (4,363)                 (620)
                                                                                       ________              ________
Net assets                                                                             $853,852              $121,205
                                                                                       ========              ========
Units outstanding                                                                        87,252                12,397
Net asset value per Unit (6)                                                           $  9.786              $  9.777

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                  $872,524              $123,970
Less maximum sales charge (7)                                                           (16,142)               (2,294)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                            (2,530)                 (471)
                                                                                       ________              ________
Net assets                                                                             $853,852              $121,205
                                                                                       ========              ========

__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of January 9, 2019.

(2) An irrevocable letter of credit for approximately $4,350,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 4th Quarter 2017 Series; The Dow(R) Target Dividend Portfolio, 4th Quarter 2017 Series; Global Target 15 Portfolio, 4th Quarter 2017 Series; S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series; S&P Target 24 Portfolio, 4th Quarter 2017 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series; Target Diversified Dividend Portfolio, 4th Quarter 2017 Series; Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series; Target Growth Portfolio, 4th Quarter 2017 Series; and Value Line
(R) Target 25 Portfolio, 4th Quarter 2017 Series; approximately $350,000 has been allocated to Target Double Play Portfolio, 4th Quarter 2017 Series; approximately $500,000 has been allocated to each of Target Focus Four Portfolio, 4th Quarter 2017 Series and Target Triad Portfolio, 4th Quarter 2017 Series; and approximately $1,000,000 has been allocated to Target VIP Portfolio, 4th Quarter 2017 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0120 to $.0470 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on January 19, 2018 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2018. If Unit holders redeem Units before March 20, 2018 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

             The Dow(R) Target 5 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage
                                                                of Aggregate    Number     Market      Cost of        Current
Ticker Symbol and                                               Offering        of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price           Shares     Share       the Trust (2)  Yield (3)
________________________________                                ____________    ______     _________   _____________  _________
COMMON STOCKS (100%):
Consumer Staples (20%):
KO        The Coca-Cola Company                                  20%              772      $ 45.52     $ 35,141       3.25%
Health Care (20%):
PFE       Pfizer Inc.                                            20%              976        36.00       35,136       3.56%
Industrials (20%):
GE        General Electric Company                               20%            1,432        24.54       35,141       3.91%
Information Technology (20%):
CSCO      Cisco Systems, Inc.                                    20%            1,046        33.59       35,135       3.45%
Telecommunication Services (20%):
VZ        Verizon Communications Inc.                            20%              706        49.77       35,138       4.74%
                                                                ____                                   ________
               Total Investments                                100%                                   $175,691
                                                                ====                                   ========

___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

         The Dow(R) Target Dividend Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage
                                                                of Aggregate    Number     Market      Cost of        Current
Ticker Symbol and                                               Offering        of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price           Shares     Share       the Trust (2)  Yield (3)
________________________________                                ____________    ______     _________   _____________  _________
COMMON STOCKS (100%):
Consumer Discretionary (10%):
KSS       Kohl's Corporation                                      5%            168        $ 44.27      $ 7,437       4.97%
MDP       Meredith Corporation                                    5%            131          56.80        7,441       3.66%
Energy (20%):
CVX       Chevron Corporation                                     5%             63         118.58        7,470       3.64%
COP       ConocoPhillips                                          5%            150          49.70        7,455       2.13%
HFC       HollyFrontier Corporation                               5%            208          35.85        7,457       3.68%
OXY       Occidental Petroleum Corporation                        5%            116          64.35        7,465       4.79%
Financials (30%):
FNB       F.N.B. Corporation                                      5%            531          14.03        7,450       3.42%
NYCB      New York Community Bancorp, Inc.                        5%            574          12.99        7,456       5.23%
ORI       Old Republic International Corporation                  5%            379          19.66        7,451       3.87%
PACW      PacWest Bancorp                                         5%            151          49.28        7,441       4.06%
PBCT      People's United Financial, Inc.                         5%            410          18.20        7,462       3.79%
VLY       Valley National Bancorp                                 5%            622          11.98        7,452       3.67%
Materials (10%):
UFS       Domtar Corporation                                      5%            174          42.81        7,449       3.88%
WRK       WestRock Company                                        5%            129          57.89        7,468       2.76%
Utilities (30%):
BKH       Black Hills Corporation                                 5%            108          69.15        7,468       2.57%
EXC       Exelon Corporation                                      5%            194          38.35        7,440       3.42%
NWE       NorthWestern Corporation                                5%            129          57.73        7,447       3.64%
OGE       OGE Energy Corp.                                        5%            205          36.32        7,446       3.66%
PCG       PG&E Corporation                                        5%            108          69.07        7,460       3.07%
SCG       SCANA Corporation                                       5%            154          48.43        7,458       5.06%
                                                                ____                                   ________
               Total Investments                                100%                                   $149,073
                                                                ====                                   ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Global Target 15 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage                             Cost of
                                                                of Aggregate    Number     Market      Securities     Current
Ticker Symbol and                                               Offering        of         Value per   to the         Dividend
Name of Issuer of Securities (1)(5)                             Price           Shares     Share       Trust (2)      Yield (3)
___________________________________                             ____________    ______     _________   ___________    _________
COMMON STOCKS (100.00%):
China (33.35%):
3988 HK   Bank of China Ltd. #                                    6.67%         17,601     $ 0.52      $  9,105        4.89%
3328 HK   Bank of Communications Co., Ltd. (Class H) #            6.67%         11,992       0.76         9,106        5.38%
939 HK    China Construction Bank Corporation (Class H) #         6.67%         10,335       0.88         9,105        4.75%
386 HK    China Petroleum & Chemical Corporation
          (Sinopec) (Class H) #                                   6.67%         12,176       0.75         9,105        5.44%
992 HK    Lenovo Group Limited (7) #                              6.67%         16,537       0.55         9,105        6.16%
United Kingdom (33.33%):
BT/A LN   BT Group Plc #                                          6.66%          2,484       3.67         9,104        5.51%
ITV LN    ITV Plc #                                               6.67%          3,886       2.34         9,106        6.90%
LLOY LN   Lloyds Banking Group Plc #                              6.67%         10,317       0.88         9,105        4.76%
EMG LN    Man Group Plc #                                         6.66%          4,084       2.23         9,104        4.36%
VOD LN    Vodafone Group Plc #                                    6.67%          3,276       2.78         9,105        6.22%
United States (33.32%):
CSCO      Cisco Systems, Inc.                                     6.66%            271      33.59         9,103        3.45%
KO        The Coca-Cola Company                                   6.66%            200      45.52         9,104        3.25%
GE        General Electric Company                                6.66%            371      24.54         9,104        3.91%
PFE       Pfizer Inc.                                             6.67%            253      36.00         9,108        3.56%
VZ        Verizon Communications Inc.                             6.67%            183      49.77         9,108        4.74%
                                                                _______                                ________
               Total Investments                                100.00%                                $136,577
                                                                =======                                ========

_____________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

     S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage
                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)                                Price           Shares     Share       the Trust (2)
________________________________                                ____________    ______     _________   _____________
COMMON STOCKS (100%):
Consumer Discretionary (16%):
GPC       Genuine Parts Company                                   4%             65        $ 95.79     $  6,226
LEG       Leggett & Platt, Incorporated                           4%            129          48.48        6,254
TGT       Target Corporation                                      4%            107          58.38        6,247
VFC       V.F. Corporation                                        4%             96          64.73        6,214
Consumer Staples (24%):
ADM       Archer-Daniels-Midland Company                          4%            144          43.35        6,242
HRL       Hormel Foods Corporation                                4%            197          31.67        6,239
KMB       Kimberly-Clark Corporation                              4%             53         117.47        6,226
PG        The Procter & Gamble Company                            4%             68          92.03        6,258
WMT       Wal-Mart Stores, Inc.                                   4%             79          79.41        6,273
WBA       Walgreens Boots Alliance, Inc.                          4%             81          76.95        6,233
Energy (8%):
CVX       Chevron Corporation                                     4%             53         118.58        6,285
XOM       Exxon Mobil Corporation                                 4%             76          82.02        6,233
Financials (16%):
AFL       Aflac Incorporated                                      4%             76          82.49        6,269
BEN       Franklin Resources, Inc.                                4%            139          44.76        6,222
SPGI      S&P Global Inc.                                         4%             39         159.04        6,203
TROW      T. Rowe Price Group, Inc.                               4%             68          91.75        6,239
Health Care (4%):
JNJ       Johnson & Johnson                                       4%             47         133.19        6,260
Industrials (20%):
MMM       3M Company                                              4%             29         216.37        6,275
EMR       Emerson Electric Co.                                    4%             97          63.98        6,206
GD        General Dynamics Corporation                            4%             29         213.45        6,190
SWK       Stanley Black & Decker, Inc.                            4%             40         156.13        6,245
GWW       W.W. Grainger, Inc.                                     4%             34         182.25        6,196
Materials (8%):
APD       Air Products and Chemicals, Inc.                        4%             41         153.31        6,286
NUE       Nucor Corporation                                       4%            110          56.67        6,234
Telecommunication Services (4%):
T         AT&T Inc.                                               4%            158          39.51        6,243
                                                                ____                                   ________
               Total Investments                                100%                                   $155,998
                                                                ====                                   ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                S&P Target 24 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage
                                                                of Aggregate    Number     Market       Cost of
Ticker Symbol and                                               Offering        of         Value per    Securities to
Name of Issuer of Securities (1)(4)                             Price           Shares     Share        the Trust (2)
___________________________________                             ____________    ______     _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.42%):
CBS       CBS Corporation                                         0.87%          23        $   58.90    $  1,355
HD        The Home Depot, Inc.                                    7.56%          71           166.12      11,795
MCD       McDonald's Corporation                                  4.99%          49           158.80       7,781
Consumer Staples (9.93%):
MO        Altria Group, Inc.                                      7.45%         182            63.81      11,613
CHD       Church & Dwight Co., Inc.                               0.74%          24            47.93       1,150
SYY       Sysco Corporation                                       1.74%          50            54.29       2,715
Energy (6.54%):
MPC       Marathon Petroleum Corporation                          1.70%          47            56.25       2,644
PSX       Phillips 66                                             2.81%          47            93.33       4,387
VLO       Valero Energy Corporation                               2.03%          41            77.27       3,168
Financials (15.79%):
AXP       American Express Company                               10.23%         175            91.16      15,953
AON       Aon Plc +                                               4.89%          52           146.64       7,625
AIZ       Assurant, Inc.                                          0.67%          11            95.49       1,050
Health Care (15.84%):
IDXX      IDEXX Laboratories, Inc. *                              3.04%          30           158.11       4,743
ISRG      Intuitive Surgical, Inc. (8) *                          9.08%          13         1,089.68      14,166
MTD       Mettler-Toledo International Inc. +*                    3.72%           9           644.85       5,804
Industrials (11.36%):
MMM       3M Company                                              3.89%          28           216.37       6,058
BA        The Boeing Company                                      4.65%          28           258.89       7,249
LMT       Lockheed Martin Corporation                             2.82%          14           314.58       4,404
Information Technology (23.74%):
CDNS      Cadence Design Systems, Inc. *                          1.55%          60            40.39       2,423
MA        Mastercard Incorporated                                20.65%         224           143.75      32,200
VRSN      VeriSign, Inc. *                                        1.54%          22           108.92       2,396
Utilities (3.38%):
DTE       DTE Energy Company                                      0.62%           9           107.75         970
ES        Eversource Energy                                       0.58%          15            60.63         909
NEE       NextEra Energy, Inc.                                    2.18%          23           147.76       3,399
                                                                _______                                 ________
               Total Investments                                100.00%                                 $155,957
                                                                =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage
                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                             Price           Shares     Share       the Trust (2)
________________________________                                ____________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.24%):
ANF       Abercrombie & Fitch Co. (Class A)                       1.12%         124        $ 14.43     $  1,789
ATGE      Adtalem Global Education Inc. *                         2.22%         101          35.35        3,570
BKS       Barnes & Noble, Inc.                                    1.11%         233           7.65        1,782
CAA       CalAtlantic Group, Inc.                                 2.22%          93          38.31        3,563
JCP       J.C. Penney Company, Inc. *                             1.11%         497           3.59        1,784
ODP       Office Depot, Inc.                                      2.22%         942           3.79        3,570
PERY      Perry Ellis International, Inc. *                       1.12%          77          23.31        1,795
SAH       Sonic Automotive, Inc.                                  1.12%          84          21.30        1,789
Consumer Staples (4.44%):
DAR       Darling Ingredients Inc. *                              1.11%         100          17.89        1,789
SPTN      SpartanNash Company                                     1.11%          68          26.31        1,789
UNFI      United Natural Foods, Inc. *                            2.22%          88          40.52        3,566
Energy (33.33%):
AROC      Archrock, Inc.                                          1.11%         139          12.80        1,779
BBG       Bill Barrett Corporation *                              1.11%         409           4.36        1,783
CPE       Callon Petroleum Company *                              2.23%         318          11.24        3,574
CLD       Cloud Peak Energy Inc. *                                1.11%         471           3.79        1,785
CNX       CONSOL Energy Inc. *                                    2.22%         211          16.89        3,564
DO        Diamond Offshore Drilling, Inc. *                       2.22%         240          14.88        3,571
ESV       Ensco Plc +                                             2.22%         612           5.83        3,568
GPRE      Green Plains Inc.                                       1.11%          87          20.55        1,788
HLX       Helix Energy Solutions Group, Inc. *                    1.11%         258           6.91        1,783
HFC       HollyFrontier Corporation                               2.23%         100          35.85        3,585
MUR       Murphy Oil Corporation                                  2.23%         134          26.68        3,575
PTEN      Patterson-UTI Energy, Inc.                              2.23%         168          21.30        3,578
PDCE      PDC Energy, Inc. *                                      1.10%          36          48.99        1,764
QEP       QEP Resources, Inc. *                                   2.22%         390           9.14        3,565
RDC       Rowan Companies Plc +*                                  2.22%         274          13.02        3,568
SM        SM Energy Company                                       2.22%         194          18.38        3,566
TTI       TETRA Technologies, Inc. *                              1.11%         642           2.78        1,785
UNT       Unit Corporation *                                      1.11%          87          20.52        1,785
WPX       WPX Energy, Inc. *                                      2.22%         314          11.36        3,567
Financials (13.30%):
ARR       ARMOUR Residential REIT, Inc. (6)                       1.11%          66          27.02        1,783
CNO       CNO Financial Group, Inc.                               2.22%         149          23.96        3,570
CUBI      Customers Bancorp, Inc. *                               1.10%          54          32.81        1,772
EZPW      EZCORP, Inc. *                                          1.11%         188           9.50        1,786
LM        Legg Mason, Inc.                                        2.22%          92          38.65        3,556

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                Percentage
                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                             Price           Shares     Share       the Trust (2)
___________________________________                             ____________    ______     _________   _____________
Financials (cont'd.):
RGA      Reinsurance Group of America, Incorporated               2.21%          25        $142.10     $  3,553
TCF      TCF Financial Corporation                                2.22%         208          17.13        3,563
TPRE     Third Point Reinsurance Ltd. +*                          1.11%         110          16.20        1,782
Health Care (3.32%):
CYH      Community Health Systems, Inc. *                         1.11%         244           7.30        1,781
LPNT     LifePoint Health, Inc. *                                 2.21%          62          57.25        3,550
Industrials (14.47%):
ACM      AECOM *                                                  2.23%          98          36.57        3,584
AEGN     Aegion Corporation *                                     1.12%          81          22.11        1,791
ARCB     ArcBest Corporation                                      1.11%          54          32.90        1,777
AAWW     Atlas Air Worldwide Holdings, Inc. *                     1.13%          27          66.90        1,806
ESL      Esterline Technologies Corporation *                     2.21%          38          93.50        3,553
KELYA    Kelly Services, Inc.                                     1.11%          68          26.13        1,777
KLXI     KLX Inc. *                                               2.22%          65          54.70        3,556
RBC      Regal Beloit Corporation                                 2.23%          45          79.65        3,584
RRTS     Roadrunner Transportation Systems, Inc. *                1.11%         191           9.36        1,788
Information Technology (2.22%):
CMTL     Comtech Telecommunications Corp.                         1.11%          86          20.71        1,781
TIVO     TiVo Corp.                                               1.11%          91          19.65        1,788
Materials (4.44%):
UFS      Domtar Corporation                                       2.21%          83          42.81        3,553
RS       Reliance Steel & Aluminum Co.                            2.23%          46          77.74        3,576
Real Estate (8.90%):
CBL      CBL & Associates Properties, Inc. (6)                    1.11%         208           8.56        1,780
CUZ      Cousins Properties Incorporated (6)                      2.23%         376           9.50        3,572
KRG      Kite Realty Group Trust (6)                              1.11%          88          20.32        1,788
LHO      LaSalle Hotel Properties (6)                             2.23%         122          29.29        3,573
WPG      Washington Prime Group Inc. (6)                          2.22%         424           8.41        3,566
Telecommunication Services (3.34%):
IRDM     Iridium Communications Inc. *                            1.11%         159          11.25        1,789
TDS      Telephone and Data Systems, Inc.                         2.23%         125          28.63        3,579
                                                                _______                                ________
               Total Investments                                100.00%                                $160,576
                                                                =======                                ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

         Target Diversified Dividend Portfolio, 4th Quarter 2017 Series
                                    FT 6890



                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017




                                                                Percentage
                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                             Price           Shares     Share       the Trust (2)
________________________________                                ____________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
FINL        The Finish Line, Inc. (Class A)                       2.50%         363        $ 11.32     $  4,109
FL          Foot Locker, Inc.                                     2.49%         119          34.38        4,091
GME         GameStop Corp. (Class A)                              2.50%         200          20.52        4,104
GM          General Motors Company                                2.51%          94          43.85        4,122
Consumer Staples (10.01%):
ADM         Archer-Daniels-Midland Company                        2.51%          95          43.35        4,118
NHTC        Natural Health Trends Corp.                           2.49%         172          23.82        4,097
SPTN        SpartanNash Company                                   2.50%         156          26.31        4,104
UVV         Universal Corporation                                 2.51%          72          57.20        4,118
Energy (10.00%):
HP          Helmerich & Payne, Inc.                               2.51%          79          52.17        4,121
SEMG        SemGroup Corporation                                  2.50%         143          28.70        4,104
TRGP        Targa Resources Corp.                                 2.50%          85          48.27        4,103
VLO         Valero Energy Corporation                             2.49%          53          77.27        4,095
Financials (10.00%):
AFSI        AmTrust Financial Services, Inc.                      2.50%         297          13.84        4,111
HCI         HCI Group, Inc.                                       2.50%         111          36.98        4,105
NAVI        Navient Corporation                                   2.50%         326          12.61        4,109
VR          Validus Holdings, Ltd. +                              2.50%          84          48.95        4,112
Health Care (10.01%):
ACET        Aceto Corporation                                     2.50%         352          11.65        4,101
CAH         Cardinal Health, Inc.                                 2.51%          61          67.64        4,126
NHC         National HealthCare Corporation                       2.50%          64          64.11        4,103
OMI         Owens & Minor, Inc.                                   2.50%         139          29.48        4,098
Industrials (10.01%):
AYR         Aircastle Limited +                                   2.50%         180          22.82        4,108
GATX        GATX Corporation                                      2.51%          66          62.49        4,124
IIIN        Insteel Industries, Inc.                              2.50%         159          25.87        4,113
RECN        Resources Connection, Inc.                            2.50%         273          15.05        4,109
Information Technology (9.99%):
AVT         Avnet, Inc.                                           2.50%         101          40.65        4,106
CSCO        Cisco Systems, Inc.                                   2.50%         122          33.59        4,098
GLW         Corning Incorporated                                  2.50%         135          30.45        4,111
QCOM        QUALCOMM Incorporated                                 2.49%          78          52.35        4,083

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                               Percentage
                                                               of Aggregate     Number     Market      Cost of
Ticker Symbol and                                              Offering         of         Value per   Securities to
Name of Issuer of Securities (1)(4)                            Price            Shares     Share       the Trust (2)
___________________________________                            ____________    ______     _________   _____________
Materials (10.00%):
UFS         Domtar Corporation                                    2.50%          96        $ 42.81     $  4,110
GLT         P. H. Glatfelter Company                              2.50%         213          19.27        4,105
RS          Reliance Steel & Aluminum Co.                         2.51%          53          77.74        4,120
SWM         Schweitzer-Mauduit International, Inc.                2.49%          99          41.31        4,090
Telecommunication Services (9.98%):
T           AT&T Inc.                                             2.50%         104          39.51        4,109
BCE         BCE Inc. +                                            2.50%          88          46.71        4,111
TDS         Telephone and Data Systems, Inc.                      2.49%         143          28.63        4,094
TU          TELUS Corporation +                                   2.49%         115          35.63        4,097
Utilities (10.00%):
EXC         Exelon Corporation                                    2.50%         107          38.35        4,103
FTS         Fortis Inc. +                                         2.49%         114          35.94        4,097
NWE         NorthWestern Corporation                              2.50%          71          57.73        4,099
SCG         SCANA Corporation                                     2.51%          85          48.43        4,117
                                                                _______                                ________
               Total Investments                                100.00%                                $164,255
                                                                =======                                ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             Target Double Play Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                           Percentage      Number       Market       Cost of
Ticker Symbol and                                                         of Aggregate       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price    Shares       Share     the Trust (2)
___________________________________                                      ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.81%):
PLCE      The Children's Place, Inc.                                       0.51%              7       $  116.20   $     813
CHDN      Churchill Downs Incorporated                                     0.52%              4          207.75         831
KSS       Kohl's Corporation                                               2.49%             90           44.27       3,984
LEA       Lear Corporation                                                 1.53%             14          175.09       2,451
MDP       Meredith Corporation                                             2.49%             70           56.80       3,976
RCL       Royal Caribbean Cruises Ltd. +                                   3.40%             44          123.66       5,441
THO       Thor Industries, Inc.                                            0.87%             11          127.12       1,398
Consumer Staples (0.50%):
SAFM      Sanderson Farms, Inc.                                            0.50%              5          160.00         800
Energy (9.98%):
CVX       Chevron Corporation                                              2.52%             34          118.58       4,032
COP       ConocoPhillips                                                   2.48%             80           49.70       3,976
HFC       HollyFrontier Corporation                                        2.49%            111           35.85       3,979
OXY       Occidental Petroleum Corporation                                 2.49%             62           64.35       3,990
Financials (14.96%):
FNB       F.N.B. Corporation                                               2.50%            285           14.03       3,999
NYCB      New York Community Bancorp, Inc.                                 2.49%            307           12.99       3,988
ORI       Old Republic International Corporation                           2.49%            203           19.66       3,991
PACW      PacWest Bancorp                                                  2.50%             81           49.28       3,992
PBCT      People's United Financial, Inc.                                  2.49%            219           18.20       3,986
VLY       Valley National Bancorp                                          2.49%            333           11.98       3,989
Health Care (2.13%):
CNC       Centene Corporation *                                            2.13%             35           97.35       3,407
Industrials (17.20%):
B         Barnes Group Inc.                                                0.53%             12           71.10         853
BA        The Boeing Company                                              12.46%             77          258.89      19,935
MTZ       MasTec, Inc. *                                                   0.52%             18           45.95         827
ODFL      Old Dominion Freight Line, Inc.                                  1.15%             17          107.99       1,836
TNET      TriNet Group, Inc. *                                             0.50%             23           34.93         803
URI       United Rentals, Inc. *                                           1.51%             17          141.98       2,414
VVI       Viad Corp                                                        0.53%             14           60.40         846
Information Technology (20.28%):
AEIS      Advanced Energy Industries, Inc. *                               0.52%             10           83.07         831
AMAT      Applied Materials, Inc.                                          7.04%            219           51.43      11,263
LRCX      Lam Research Corporation                                         3.89%             34          182.82       6,216
MU        Micron Technology, Inc. *                                        5.66%            230           39.37       9,055
MKSI      MKS Instruments, Inc.                                            0.65%             11           95.15       1,047
ON        ON Semiconductor Corporation *                                   1.03%             86           19.20       1,651
ROG       Rogers Corporation *                                             0.52%              6          137.88         827
TER       Teradyne, Inc.                                                   0.97%             41           37.72       1,547

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                           Percentage       Number      Market       Cost of
Ticker Symbol and                                                         of Aggregate        of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price     Shares      Share      the Trust (2)
___________________________________                                      ______________     ______    __________  ______________
Materials (8.14%):
CC        The Chemours Company                                             1.26%             37       $  54.43    $   2,014
UFS       Domtar Corporation                                               2.49%             93          42.81        3,981
LPX       Louisiana-Pacific Corporation *                                  0.50%             29          27.78          806
PKG       Packaging Corporation of America                                 1.39%             19         117.06        2,224
WRK       WestRock Company                                                 2.50%             69          57.89        3,994
Utilities (15.00%):
BKH       Black Hills Corporation                                          2.51%             58          69.15        4,011
EXC       Exelon Corporation                                               2.49%            104          38.35        3,988
NWE       NorthWestern Corporation                                         2.49%             69          57.73        3,983
OGE       OGE Energy Corp.                                                 2.50%            110          36.32        3,995
PCG       PG&E Corporation                                                 2.50%             58          69.07        4,006
SCG       SCANA Corporation                                                2.51%             83          48.43        4,020
                                                                         _______                                   ________
               Total Investments                                         100.00%                                   $159,996
                                                                         =======                                   ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             Target Focus Four Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                         Percentage
                                                                        of Aggregate     Number         Market       Cost of
Ticker Symbol and                                                        Offering          of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                        Price         Shares         Share       the Trust (2)
___________________________________                                     ___________      ______       ________     ______________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.91%):
ANF       Abercrombie & Fitch Co. (Class A)                               0.34%            62         $  14.43     $    895
ATGE      Adtalem Global Education Inc. *                                 0.66%            50            35.35        1,767
BKS       Barnes & Noble, Inc.                                            0.33%           116             7.65          887
CAA       CalAtlantic Group, Inc.                                         0.66%            46            38.31        1,762
PLCE      The Children's Place, Inc.                                      0.31%             7           116.20          813
CHDN      Churchill Downs Incorporated                                    0.31%             4           207.75          831
HMC       Honda Motor Co., Ltd. (ADR) +                                   0.40%            35            30.08        1,053
JCP       J.C. Penney Company, Inc. *                                     0.33%           247             3.59          887
KSS       Kohl's Corporation                                              1.49%            90            44.27        3,984
LEA       Lear Corporation                                                0.92%            14           175.09        2,451
MGA       Magna International Inc. (Class A) +                            0.41%            20            54.18        1,084
MDP       Meredith Corporation                                            1.49%            70            56.80        3,976
ODP       Office Depot, Inc.                                              0.67%           469             3.79        1,778
PERY      Perry Ellis International, Inc. *                               0.33%            38            23.31          886
RCL       Royal Caribbean Cruises Ltd. +                                  1.99%            43           123.66        5,317
SAH       Sonic Automotive, Inc.                                          0.34%            42            21.30          895
THO       Thor Industries, Inc.                                           0.52%            11           127.12        1,398
TM        Toyota Motor Corporation (ADR) +                                0.41%             9           120.84        1,088
Consumer Staples (1.65%):
DAR       Darling Ingredients Inc. *                                      0.34%            50            17.89          894
SAFM      Sanderson Farms, Inc.                                           0.30%             5           160.00          800
SPTN      SpartanNash Company                                             0.34%            34            26.31          895
UNFI      United Natural Foods, Inc. *                                    0.67%            44            40.52        1,783
Energy (18.75%):
AROC      Archrock, Inc.                                                  0.33%            69            12.80          883
BBG       Bill Barrett Corporation *                                      0.33%           204             4.36          889
BP        BP Plc (ADR) +                                                  0.41%            28            38.61        1,081
CPE       Callon Petroleum Company *                                      0.67%           158            11.24        1,776
CVX       Chevron Corporation                                             1.51%            34           118.58        4,032
CLD       Cloud Peak Energy Inc. *                                        0.33%           234             3.79          887
CEO       CNOOC Limited (ADR) +                                           0.39%             8           129.74        1,038
COP       ConocoPhillips                                                  1.49%            80            49.70        3,976
CNX       CONSOL Energy Inc. *                                            0.66%           105            16.89        1,773
DO        Diamond Offshore Drilling, Inc. *                               0.66%           119            14.88        1,771
EC        Ecopetrol S.A. (ADR) +                                          0.40%           111             9.59        1,064

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                         Percentage
                                                                        of Aggregate     Number         Market        Cost of
Ticker Symbol and                                                         Offering         of         Value per     Securities to
Name of Issuer of Securities (1)(4)                                         Price        Shares         Share      the Trust (2)
____________________________________                                    ___________      ______       ________     ______________
Energy (cont'd.):
E         Eni SpA (ADR) +                                                 0.40%            32         $  33.00     $  1,056
ESV       Ensco Plc +                                                     0.67%           305             5.83        1,778
GPRE      Green Plains Inc.                                               0.33%            43            20.55          884
HLX       Helix Energy Solutions Group, Inc. *                            0.33%           129             6.91          891
HFC       HollyFrontier Corporation                                       2.18%           162            35.85        5,807
MUR       Murphy Oil Corporation                                          0.67%            67            26.68        1,788
OXY       Occidental Petroleum Corporation                                1.50%            62            64.35        3,990
PTEN      Patterson-UTI Energy, Inc.                                      0.66%            83            21.30        1,768
PDCE      PDC Energy, Inc. *                                              0.33%            18            48.99          882
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +*                   0.40%           102            10.50        1,071
QEP       QEP Resources, Inc. *                                           0.66%           194             9.14        1,773
RDC       Rowan Companies Plc +*                                          0.66%           136            13.02        1,771
RDS/A     Royal Dutch Shell Plc (ADR) +                                   0.39%            17            61.03        1,038
SM        SM Energy Company                                               0.67%            97            18.38        1,783
TTI       TETRA Technologies, Inc. *                                      0.33%           319             2.78          887
TOT       Total S.A. (ADR) +                                              0.40%            20            53.50        1,070
UNT       Unit Corporation *                                              0.33%            43            20.52          882
WPX       WPX Energy, Inc. *                                              0.66%           156            11.36        1,772
Financials (15.82%):
ARR       ARMOUR Residential REIT, Inc. (6)                               0.33%            33            27.02          892
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                   0.40%           125             8.51        1,064
SAN       Banco Santander S.A. (ADR) +                                    0.40%           159             6.70        1,065
CNO       CNO Financial Group, Inc.                                       0.66%            74            23.96        1,773
CUBI      Customers Bancorp, Inc. *                                       0.33%            27            32.81          886
EZPW      EZCORP, Inc. *                                                  0.34%            94             9.50          893
FNB       F.N.B. Corporation                                              1.50%           285            14.03        3,999
ITUB      Itau Unibanco Holding S.A. (ADR) +                              0.40%            74            14.34        1,061
LM        Legg Mason, Inc.                                                0.67%            46            38.65        1,778
LYG       Lloyds Banking Group Plc (ADR) +                                0.40%           295             3.61        1,065
MTU       Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +             0.40%           167             6.39        1,067
MFG       Mizuho Financial Group, Inc. (ADR) +                            0.40%           303             3.52        1,067
NYCB      New York Community Bancorp, Inc.                                1.50%           308            12.99        4,001
ORI       Old Republic International Corporation                          1.50%           203            19.66        3,991
PACW      PacWest Bancorp                                                 1.50%            81            49.28        3,992
PBCT      People's United Financial, Inc.                                 1.50%           220            18.20        4,004
RGA       Reinsurance Group of America, Incorporated                      0.69%            13           142.10        1,847

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017




                                                                         Percentage
                                                                        of Aggregate     Number         Market        Cost of
Ticker Symbol and                                                         Offering         of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                        Price         Shares         Share       the Trust (2)
____________________________________                                    ___________      ______       _________    ______________
Financials (cont'd.):
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                   0.40%           138         $   7.72     $  1,065
TCF       TCF Financial Corporation                                       0.67%           104            17.13        1,782
TPRE      Third Point Reinsurance Ltd. +*                                 0.33%            55            16.20          891
VLY       Valley National Bancorp                                         1.50%           334            11.98        4,001
Health Care (2.28%):
CNC       Centene Corporation *                                           1.28%            35            97.35        3,407
CYH       Community Health Systems, Inc. *                                0.33%           122             7.30          891
LPNT      LifePoint Health, Inc. *                                        0.67%            31            57.25        1,775
Industrials (14.65%):
ACM       AECOM *                                                         0.67%            49            36.57        1,792
AEGN      Aegion Corporation *                                            0.33%            40            22.11          884
ARCB      ArcBest Corporation                                             0.33%            27            32.90          888
AAWW      Atlas Air Worldwide Holdings, Inc. *                            0.33%            13            66.90          870
B         Barnes Group Inc.                                               0.32%            12            71.10          853
BA        The Boeing Company                                              7.47%            77           258.89       19,935
ESL       Esterline Technologies Corporation *                            0.67%            19            93.50        1,776
KELYA     Kelly Services, Inc.                                            0.33%            34            26.13          888
KLXI      KLX Inc. *                                                      0.68%            33            54.70        1,805
MTZ       MasTec, Inc. *                                                  0.31%            18            45.95          827
ODFL      Old Dominion Freight Line, Inc.                                 0.69%            17           107.99        1,836
RBC       Regal Beloit Corporation                                        0.66%            22            79.65        1,752
RRTS      Roadrunner Transportation Systems, Inc. *                       0.33%            95             9.36          889
TNET      TriNet Group, Inc. *                                            0.30%            23            34.93          803
URI       United Rentals, Inc. *                                          0.91%            17           141.98        2,414
VVI       Viad Corp                                                       0.32%            14            60.40          846
Information Technology (12.84%):
AEIS      Advanced Energy Industries, Inc. *                              0.31%            10            83.07          831
AMAT      Applied Materials, Inc.                                         4.24%           220            51.43       11,315
CMTL      Comtech Telecommunications Corp.                                0.33%            43            20.71          891
LRCX      Lam Research Corporation                                        2.33%            34           182.82        6,216
MU        Micron Technology, Inc. *                                       3.40%           230            39.37        9,055
MKSI      MKS Instruments, Inc.                                           0.39%            11            95.15        1,047
ON        ON Semiconductor Corporation *                                  0.62%            86            19.20        1,651
ROG       Rogers Corporation *                                            0.31%             6           137.88          827
TER       Teradyne, Inc.                                                  0.58%            41            37.72        1,547
TIVO      TiVo Corp.                                                      0.33%            45            19.65          884

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                         Percentage
                                                                        of Aggregate     Number         Market        Cost of
Ticker Symbol and                                                         Offering         of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                        Price         Shares         Share       the Trust (2)
____________________________________                                    ___________      ______       _________    ______________
Materials (7.42%):
MT        ArcelorMittal (ADR) +*                                          0.40%            40         $  26.67     $  1,067
ABX       Barrick Gold Corporation +                                      0.40%            65            16.42        1,067
CC        The Chemours Company                                            0.76%            37            54.43        2,014
UFS       Domtar Corporation                                              2.16%           135            42.81        5,779
LPX       Louisiana-Pacific Corporation *                                 0.30%            29            27.78          806
PKG       Packaging Corporation of America                                0.83%            19           117.06        2,224
RS        Reliance Steel & Aluminum Co.                                   0.67%            23            77.74        1,788
VALE      Vale S.A. (ADR) +                                               0.40%           105            10.19        1,070
WRK       WestRock Company                                                1.50%            69            57.89        3,994
Real Estate (2.68%):
CBL       CBL & Associates Properties, Inc. (6)                           0.33%           104             8.56          890
CUZ       Cousins Properties Incorporated (6)                             0.67%           187             9.50        1,776
KRG       Kite Realty Group Trust (6)                                     0.34%            44            20.32          894
LHO       LaSalle Hotel Properties (6)                                    0.67%            61            29.29        1,787
WPG       Washington Prime Group Inc. (6)                                 0.67%           211             8.41        1,775
Telecommunication Services (2.60%):
CHL       China Mobile Limited (ADR) +                                    0.40%            21            50.54        1,061
CHU       China Unicom (Hong Kong) Limited (ADR) +*                       0.40%            76            14.12        1,073
IRDM      Iridium Communications Inc. *                                   0.33%            79            11.25          889
ORAN      Orange (ADR) +                                                  0.40%            66            16.20        1,069
TEF       Telefonica, S.A. (ADR) +                                        0.40%           102            10.46        1,067
TDS       Telephone and Data Systems, Inc.                                0.67%            62            28.63        1,775
Utilities (9.40%):
BKH       Black Hills Corporation                                         1.50%            58            69.15        4,011
EXC       Exelon Corporation                                              1.50%           104            38.35        3,988
KEP       Korea Electric Power Corporation (ADR) +                        0.40%            63            16.93        1,067
NWE       NorthWestern Corporation                                        1.49%            69            57.73        3,983
OGE       OGE Energy Corp.                                                1.50%           110            36.32        3,995
PCG       PG&E Corporation                                                1.50%            58            69.07        4,006
SCG       SCANA Corporation                                               1.51%            83            48.43        4,020
                                                                        _______                                    ________
               Total Investments                                        100.00%                                    $266,699
                                                                        =======                                    ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                        Percentage
                                                                       of Aggregate    Number        Market        Cost of
Ticker Symbol and                                                        Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                        Price       Shares        Share      the Trust (2)
___________________________________                                    ___________     ______      _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
DDAIF       Daimler AG +                                                 1.99%          44         $  80.30     $  3,533
F           Ford Motor Company                                           2.00%         290            12.25        3,553
GME         GameStop Corp. (Class A)                                     2.00%         173            20.52        3,550
KSS         Kohl's Corporation                                           2.00%          80            44.27        3,542
TGT         Target Corporation                                           2.01%          61            58.38        3,561
Consumer Staples (2.01%):
MO          Altria Group, Inc.                                           2.01%          56            63.81        3,573
Energy (10.00%):
SNP         China Petroleum & Chemical Corporation (Sinopec)
            (ADR) +                                                      2.01%          47            75.81        3,563
CVI         CVR Energy, Inc.                                             2.00%         130            27.30        3,549
RDS/A       Royal Dutch Shell Plc (ADR) +                                2.00%          58            61.03        3,540
SFL         Ship Finance International Limited +                         2.00%         241            14.70        3,543
TOT         Total S.A. (ADR) +                                           1.99%          66            53.50        3,531
Financials (18.00%):
AGNC        AGNC Investment Corp. (6)                                    1.00%          81            21.80        1,766
NLY         Annaly Capital Management, Inc. (6)                          1.00%         143            12.38        1,770
ARI         Apollo Commercial Real Estate Finance, Inc. (6)              1.00%          97            18.28        1,773
ARR         ARMOUR Residential REIT, Inc. (6)                            1.00%          66            27.02        1,783
APAM        Artisan Partners Asset Management Inc.                       2.00%         106            33.55        3,556
CNA         CNA Financial Corporation                                    2.00%          70            50.75        3,553
IVR         Invesco Mortgage Capital Inc. (6)                            1.00%         102            17.38        1,773
ITUB        Itau Unibanco Holding S.A. (ADR) +                           2.00%         247            14.34        3,542
MFA         MFA Financial, Inc. (6)                                      1.00%         201             8.82        1,773
NRZ         New Residential Investment Corp. (6)                         1.00%         103            17.27        1,779
SAFT        Safety Insurance Group, Inc.                                 2.00%          45            78.95        3,553
TWO         Two Harbors Investment Corp. (6)                             1.00%         174            10.20        1,775
WDR         Waddell & Reed Financial, Inc.                               2.00%         177            20.05        3,549
Industrials (3.99%):
AYR         Aircastle Limited +                                          1.99%         155            22.82        3,537
PBI         Pitney Bowes Inc.                                            2.00%         253            14.00        3,542
Information Technology (5.98%):
AUO         AU Optronics Corp. (ADR) +                                   2.00%         855             4.15        3,548
IBM         International Business Machines Corporation                  1.98%          24           146.72        3,521
STX         Seagate Technology Plc  +                                    2.00%         104            34.10        3,546
Materials (12.02%):
BBL         BHP Billiton Plc (ADR) +                                     1.99%          98            36.07        3,535
CMP         Compass Minerals International, Inc.                         2.01%          53            67.15        3,559
OSB         Norbord Inc. +                                               2.01%          90            39.56        3,560
RIO         Rio Tinto Plc (ADR) +                                        2.01%          73            48.73        3,557
SWM         Schweitzer-Mauduit International, Inc.                       2.00%          86            41.31        3,553
SHI         Sinopec Shanghai Petrochemical Company Limited
            (ADR) +                                                      2.00%          58            61.04        3,540

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                        Percentage
                                                                       of Aggregate    Number        Market         Cost of
Ticker Symbol and                                                        Offering        of        Value per     Securities to
Name of Issuer of Securities (1)(4)                                        Price       Shares        Share       the Trust (2)
___________________________________                                    ___________     ______      ________     ______________
Real Estate (12.01%):
CHSP        Chesapeake Lodging Trust (6)                                 1.00%          65         $  27.25     $  1,771
CXW         CoreCivic Inc. (6)                                           1.00%          68            26.19        1,781
HST         Host Hotels & Resorts, Inc. (6)                              1.00%          97            18.32        1,777
LHO         LaSalle Hotel Properties (6)                                 1.01%          61            29.29        1,787
PK          Park Hotels & Resorts Inc. (6)                               1.00%          64            27.63        1,768
RPAI        Retail Properties of America, Inc (6)                        1.00%         132            13.42        1,771
RLJ         RLJ Lodging Trust (6)                                        1.01%          81            22.02        1,784
RHP         Ryman Hospitality Properties, Inc. (6)                       0.99%          28            62.91        1,761
INN         Summit Hotel Properties, Inc. (6)                            1.00%         113            15.73        1,777
SHO         Sunstone Hotel Investors, Inc. (6)                           1.00%         110            16.06        1,767
WPG         Washington Prime Group Inc. (6)                              1.00%         211             8.41        1,775
XHR         Xenia Hotels & Resorts, Inc. (6)                             1.00%          84            21.12        1,774
Telecommunication Services (11.99%):
T           AT&T Inc.                                                    2.00%          90            39.51        3,556
MBT         Mobile TeleSystems PJSC (ADR) +                              2.00%         340            10.43        3,546
SKM         SK Telecom Co., Ltd. (ADR) +                                 1.99%         143            24.73        3,536
VIV         Telefonica Brasil S.A. (ADR) +                               2.00%         219            16.21        3,550
TU          TELUS Corporation +                                          2.01%         100            35.63        3,563
VZ          Verizon Communications Inc.                                  1.99%          71            49.77        3,534
Utilities (14.00%):
ELP         Companhia Paranaense de Energia-Copel (Preference,
            ADR) +                                                       2.00%         387             9.18        3,553
D           Dominion Energy, Inc.                                        1.99%          46            76.81        3,533
DUK         Duke Energy Corporation                                      2.00%          42            84.29        3,540
EOCC        Enel Generacion Chile S.A. (ADR) +                           2.01%         132            26.96        3,559
HNP         Huaneng Power International, Inc. (ADR) +                    2.00%         142            24.95        3,543
PEGI        Pattern Energy Group Inc.                                    2.00%         147            24.11        3,544
PPL         PPL Corporation                                              2.00%          95            37.30        3,544
                                                                       _______                                  ________
                 Total Investments                                     100.00%                                  $177,375
                                                                       =======                                  ========

______________________

See "Notes to Schedules of Investments" on page 45.

Page 36
                            Schedule of Investments

                Target Growth Portfolio, 4th Quarter 2017 Series
                                    FT 6890


   At the Opening of Business on the Initial Date of Deposit-October 6, 2017



                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.29%):
RACE      Ferrari N.V. +                                                   3.31%            51        $  113.17      $  5,772
FCAU      Fiat Chrysler Automobiles N.V. +*                                3.34%           329            17.71         5,827
NVR       NVR, Inc. *                                                      3.30%             2         2,876.65         5,753
SERV      ServiceMaster Global Holdings, Inc. *                            3.34%           123            47.47         5,839
Consumer Staples (6.67%):
MNST      Monster Beverage Corporation *                                   3.33%           105            55.40         5,817
PPC       Pilgrim's Pride Corporation *                                    3.34%           200            29.15         5,830
Financials (13.35%):
MSCI      MSCI Inc.                                                        3.33%            48           121.10         5,813
SPGI      S&P Global Inc.                                                  3.37%            37           159.04         5,884
SEIC      SEI Investments Company                                          3.34%            93            62.66         5,827
TROW      T. Rowe Price Group, Inc.                                        3.31%            63            91.75         5,780
Health Care (19.94%):
ALGN      Align Technology, Inc. *                                         3.31%            31           186.61         5,785
CELG      Celgene Corporation *                                            3.37%            42           140.01         5,880
EXEL      Exelixis, Inc. *                                                 3.33%           226            25.73         5,815
ILMN      Illumina, Inc. *                                                 3.30%            28           205.78         5,762
MTD       Mettler-Toledo International Inc. +*                             3.32%             9           644.85         5,804
VRTX      Vertex Pharmaceuticals Incorporated *                            3.31%            38           152.30         5,787
Industrials (13.35%):
CPRT      Copart, Inc. *                                                   3.32%           165            35.18         5,805
HII       Huntington Ingalls Industries, Inc.                              3.35%            25           234.16         5,854
TRU       TransUnion *                                                     3.32%           117            49.55         5,797
WBC       WABCO Holdings Inc. *                                            3.36%            39           150.21         5,858
Information Technology (20.04%):
AMAT      Applied Materials, Inc.                                          3.33%           113            51.43         5,812
ANET      Arista Networks, Inc. *                                          3.38%            31           190.36         5,901
EBAY      eBay Inc. *                                                      3.33%           149            38.99         5,810
LRCX      Lam Research Corporation                                         3.35%            32           182.82         5,850
MU        Micron Technology, Inc. *                                        3.34%           148            39.37         5,827
NVDA      NVIDIA Corporation                                               3.31%            32           180.77         5,785
Materials (10.03%):
CE        Celanese Corporation                                             3.35%            54           108.22         5,844
CC        The Chemours Company                                             3.34%           107            54.43         5,824
FCX       Freeport-McMoRan Inc. (Class B) *                                3.34%           395            14.75         5,826
Utilities (3.33%):
VST       Vistra Energy Corp. *                                            3.33%           304            19.12         5,812
                                                                         _______                                     ________
          Total Investments                                              100.00%                                     $174,580
                                                                         =======                                     ========
___________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                Target Triad Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.21%):
RACE      Ferrari N.V. +                                                   2.02%            52        $  113.17      $  5,885
FCAU      Fiat Chrysler Automobiles N.V. +*                                2.00%           330            17.71         5,844
FINL      The Finish Line, Inc. (Class A)                                  0.75%           193            11.32         2,185
FL        Foot Locker, Inc.                                                0.75%            64            34.38         2,200
GME       GameStop Corp. (Class A)                                         0.75%           107            20.52         2,196
GM        General Motors Company                                           0.75%            50            43.85         2,193
HMC       Honda Motor Co., Ltd. (ADR) +                                    0.40%            39            30.08         1,173
MGA       Magna International Inc. (Class A) +                             0.41%            22            54.18         1,192
NVR       NVR, Inc. *                                                      1.97%             2         2,876.65         5,753
SERV      ServiceMaster Global Holdings, Inc. *                            2.00%           123            47.47         5,839
TM        Toyota Motor Corporation (ADR) +                                 0.41%            10           120.84         1,208
Consumer Staples (7.00%):
ADM       Archer-Daniels-Midland Company                                   0.76%            51            43.35         2,211
MNST      Monster Beverage Corporation *                                   1.99%           105            55.40         5,817
NHTC      Natural Health Trends Corp.                                      0.75%            92            23.82         2,191
PPC       Pilgrim's Pride Corporation *                                    2.00%           200            29.15         5,830
SPTN      SpartanNash Company                                              0.75%            83            26.31         2,184
UVV       Universal Corporation                                            0.75%            38            57.20         2,174
Energy (5.78%):
BP        BP Plc (ADR) +                                                   0.40%            30            38.61         1,158
CEO       CNOOC Limited (ADR) +                                            0.40%             9           129.74         1,168
EC        Ecopetrol S.A. (ADR) +                                           0.40%           122             9.59         1,170
E         Eni SpA (ADR) +                                                  0.40%            35            33.00         1,155
HP        Helmerich & Payne, Inc.                                          0.75%            42            52.17         2,191
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +*                    0.40%           111            10.50         1,166
RDS/A     Royal Dutch Shell Plc (ADR) +                                    0.40%            19            61.03         1,160
SEMG      SemGroup Corporation                                             0.75%            76            28.70         2,181
TRGP      Targa Resources Corp.                                            0.74%            45            48.27         2,172
TOT       Total S.A. (ADR) +                                               0.40%            22            53.50         1,177
VLO       Valero Energy Corporation                                        0.74%            28            77.27         2,164
Financials (13.83%):
AFSI      AmTrust Financial Services, Inc.                                 0.75%           158            13.84         2,187
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                    0.40%           137             8.51         1,166
SAN       Banco Santander S.A. (ADR) +                                     0.40%           174             6.70         1,166
HCI       HCI Group, Inc.                                                  0.75%            59            36.98         2,182

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
Financials (cont'd.):
ITUB      Itau Unibanco Holding S.A. (ADR) +                               0.40%            81        $   14.34      $  1,162
LYG       Lloyds Banking Group Plc (ADR) +                                 0.40%           323             3.61         1,166
MTU       Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +              0.40%           183             6.39         1,169
MFG       Mizuho Financial Group, Inc. (ADR) +                             0.40%           332             3.52         1,169
MSCI      MSCI Inc.                                                        1.99%            48           121.10         5,813
NAVI      Navient Corporation                                              0.75%           174            12.61         2,193
SPGI      S&P Global Inc.                                                  2.02%            37           159.04         5,884
SEIC      SEI Investments Company                                          2.00%            93            62.66         5,827
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                    0.40%           151             7.72         1,166
TROW      T. Rowe Price Group, Inc.                                        2.01%            64            91.75         5,872
VR        Validus Holdings, Ltd. +                                         0.76%            45            48.95         2,203
Health Care (14.94%):
ACET      Aceto Corporation                                                0.75%           188            11.65         2,190
ALGN      Align Technology, Inc. *                                         1.98%            31           186.61         5,785
CAH       Cardinal Health, Inc.                                            0.74%            32            67.64         2,164
CELG      Celgene Corporation *                                            2.02%            42           140.01         5,880
EXEL      Exelixis, Inc. *                                                 2.00%           227            25.73         5,841
ILMN      Illumina, Inc. *                                                 1.98%            28           205.78         5,762
MTD       Mettler-Toledo International Inc. +*                             1.99%             9           644.85         5,804
NHC       National HealthCare Corporation                                  0.75%            34            64.11         2,180
OMI       Owens & Minor, Inc.                                              0.75%            74            29.48         2,182
VRTX      Vertex Pharmaceuticals Incorporated *                            1.98%            38           152.30         5,787
Industrials (11.02%):
AYR       Aircastle Limited +                                              0.75%            96            22.82         2,191
CPRT      Copart, Inc. *                                                   2.00%           166            35.18         5,840
GATX      GATX Corporation                                                 0.75%            35            62.49         2,187
HII       Huntington Ingalls Industries, Inc.                              2.01%            25           234.16         5,854
IIIN      Insteel Industries, Inc.                                         0.75%            85            25.87         2,199
RECN      Resources Connection, Inc.                                       0.75%           145            15.05         2,182
TRU       TransUnion *                                                     2.00%           118            49.55         5,847
WBC       WABCO Holdings Inc. *                                            2.01%            39           150.21         5,858
Information Technology (15.02%):
AMAT      Applied Materials, Inc.                                          2.01%           114            51.43         5,863
ANET      Arista Networks, Inc. *                                          2.02%            31           190.36         5,901
AVT       Avnet, Inc.                                                      0.75%            54            40.65         2,195
CSCO      Cisco Systems, Inc.                                              0.75%            65            33.59         2,183

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017




                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
Information Technology (cont'd.):
GLW      Corning Incorporated                                              0.75%            72        $   30.45      $  2,192
EBAY     eBay Inc. *                                                       2.00%           150            38.99         5,848
LRCX     Lam Research Corporation                                          2.01%            32           182.82         5,850
MU       Micron Technology, Inc. *                                         2.00%           148            39.37         5,827
NVDA     NVIDIA Corporation                                                1.98%            32           180.77         5,785
QCOM     QUALCOMM Incorporated                                             0.75%            42            52.35         2,199
Materials (10.20%):
MT       ArcelorMittal (ADR) +*                                            0.40%            44            26.67         1,173
ABX      Barrick Gold Corporation +                                        0.40%            71            16.42         1,166
CE       Celanese Corporation                                              2.00%            54           108.22         5,844
CC       The Chemours Company                                              2.00%           107            54.43         5,824
UFS      Domtar Corporation                                                0.75%            51            42.81         2,183
FCX      Freeport-McMoRan Inc. (Class B) *                                 2.00%           396            14.75         5,841
GLT      P. H. Glatfelter Company                                          0.75%           114            19.27         2,197
RS       Reliance Steel & Aluminum Co.                                     0.75%            28            77.74         2,177
SWM      Schweitzer-Mauduit International, Inc.                            0.75%            53            41.31         2,189
VALE     Vale S.A. (ADR) +                                                 0.40%           115            10.19         1,172
Telecommunication Services (4.60%):
T        AT&T Inc.                                                         0.75%            55            39.51         2,173
BCE      BCE Inc. +                                                        0.75%            47            46.71         2,195
CHL      China Mobile Limited (ADR) +                                      0.40%            23            50.54         1,162
CHU      China Unicom (Hong Kong) Limited (ADR) +*                         0.40%            83            14.12         1,172
ORAN     Orange (ADR) +                                                    0.40%            72            16.20         1,166
TEF      Telefonica, S.A. (ADR) +                                          0.40%           112            10.46         1,172
TDS      Telephone and Data Systems, Inc.                                  0.75%            76            28.63         2,176
TU       TELUS Corporation +                                               0.75%            61            35.63         2,173
Utilities (5.40%):
EXC      Exelon Corporation                                                0.75%            57            38.35         2,186
FTS      Fortis Inc. +                                                     0.75%            61            35.94         2,192
KEP      Korea Electric Power Corporation (ADR) +                          0.40%            69            16.93         1,168
NWE      NorthWestern Corporation                                          0.75%            38            57.73         2,194
SCG      SCANA Corporation                                                 0.75%            45            48.43         2,179
VST      Vistra Energy Corp.                                               2.00%           305            19.12         5,832
                                                                         _______                                     ________
         Total Investments                                               100.00%                                     $291,744
                                                                         =======                                     ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                 Target VIP Portfolio, 4th Quarter 2017 Series
                                    FT 6890


   At the Opening of Business on the Initial Date of Deposit-October 6, 2017



                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.51%):
CVCO         Cavco Industries, Inc. *                                      0.54%            31        $  151.20      $  4,687
CBS          CBS Corporation                                               0.14%            21            58.90         1,237
PLCE         The Children's Place, Inc.                                    0.17%            13           116.20         1,511
CHDN         Churchill Downs Incorporated                                  0.17%             7           207.75         1,454
DAI GY       Daimler AG #                                                  0.84%            91            80.10         7,289
GTN          Gray Television, Inc. *                                       0.42%           225            16.30         3,668
HD           The Home Depot, Inc.                                          4.61%           242           166.12        40,201
LEA          Lear Corporation                                              0.52%            26           175.09         4,552
LGIH         LGI Homes, Inc. *                                             0.42%            71            52.13         3,701
LVNTA        Liberty Ventures (Class A) *                                  0.17%            25            59.43         1,486
MCD          McDonald's Corporation                                        4.17%           229           158.80        36,365
NFLX         Netflix, Inc. *                                               1.00%            45           194.39         8,748
PETS         PetMed Express, Inc.                                          0.28%            70            35.16         2,461
RRGB         Red Robin Gourmet Burgers, Inc. *                             0.33%            43            66.05         2,840
RCL          Royal Caribbean Cruises Ltd. +                                1.12%            79           123.66         9,769
RUTH         Ruth's Hospitality Group, Inc.                                0.26%           107            21.20         2,268
SCSS         Select Comfort Corporation *                                  0.52%           140            32.59         4,563
THO          Thor Industries, Inc.                                         0.29%            20           127.12         2,542
WGO          Winnebago Industries, Inc.                                    0.54%           109            42.95         4,682
Consumer Staples (6.40%):
MO           Altria Group, Inc.                                            1.24%           170            63.81        10,848
CHD          Church & Dwight Co., Inc.                                     0.12%            22            47.93         1,054
IMB LN       Imperial Brands Plc #                                         0.83%           177            41.02         7,261
MGPI         MGP Ingredients, Inc.                                         0.41%            57            63.03         3,593
PG           The Procter & Gamble Company                                  3.33%           316            92.03        29,081
SAFM         Sanderson Farms, Inc.                                         0.18%            10           160.00         1,600
SYY          Sysco Corporation                                             0.29%            47            54.29         2,552
Energy (4.43%):
BP/ LN       BP Plc #                                                      0.83%         1,131             6.43         7,273
ENI IM       Eni SpA #                                                     0.83%           443            16.42         7,274
MPC          Marathon Petroleum Corporation                                0.28%            44            56.25         2,475
PSX          Phillips 66                                                   0.47%            44            93.33         4,107
RDSB LN      Royal Dutch Shell Plc (Class B) #                             0.84%           237            30.75         7,288
FP FP        Total S.A. #                                                  0.84%           136            53.53         7,280
VLO          Valero Energy Corporation                                     0.34%            38            77.27         2,936
Financials (12.36%):
AXP          American Express Company                                      1.70%           163            91.16        14,859
AON          Aon Plc +                                                     0.82%            49           146.64         7,185
G IM         Assicurazioni Generali SpA #                                  0.84%           398            18.29         7,281
AIZ          Assurant, Inc.                                                0.11%            10            95.49           955
CHCO         City Holding Company                                          0.44%            53            72.50         3,843
EIG          Employers Holdings, Inc.                                      0.58%           109            46.15         5,030
FCF          First Commonwealth Financial Corporation                      0.53%           327            14.23         4,653
HSBA LN      HSBC Holdings Plc #                                           0.84%           735             9.90         7,280

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 4th Quarter 2017 Series
                                    FT 6890


   At the Opening of Business on the Initial Date of Deposit-October 6, 2017



                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
Financials (cont'd.):
NBHC         National Bank Holdings Corporation (Class A)                  0.38%            90        $   36.58      $  3,292
NMIH         NMI Holdings, Inc. (Class A) *                                0.28%           199            12.30         2,448
NDA SS       Nordea Bank AB #                                              0.83%           537            13.55         7,279
OCFC         OceanFirst Financial Corp.                                    0.35%           110            27.49         3,024
PPBI         Pacific Premier Bancorp, Inc. *                               0.59%           130            39.35         5,116
PFBC         Preferred Bank                                                0.33%            49            58.89         2,886
SAMPO FH     Sampo Oyj (Class A) #                                         0.84%           137            53.21         7,289
SBCF         Seacoast Banking Corporation of Florida *                     0.41%           146            24.36         3,557
SEBA SS      Skandinaviska Enskilda Banken AB (Class A) #                  0.83%           556            13.08         7,270
SWEDA SS     Swedbank AB (Class A) #                                       0.83%           266            27.35         7,276
SREN VX      Swiss Re AG #                                                 0.83%            80            90.70         7,256
Health Care (7.47%):
AFAM         Almost Family, Inc. *                                         0.29%            48            51.90         2,491
CNC          Centene Corporation *                                         0.71%            64            97.35         6,230
GILD         Gilead Sciences, Inc.                                         1.35%           141            83.51        11,775
GSK LN       GlaxoSmithKline Plc #                                         0.83%           364            19.98         7,272
HSKA         Heska Corporation *                                           0.25%            23            96.44         2,218
IDXX         IDEXX Laboratories, Inc. *                                    0.51%            28           158.11         4,427
ISRG         Intuitive Surgical, Inc. (8)*                                 2.00%            16         1,089.68        17,435
MTD          Mettler-Toledo International Inc. +*                          0.59%             8           644.85         5,159
MDXG         MiMedx Group, Inc. *                                          0.55%           381            12.53         4,774
QSII         Quality Systems, Inc. *                                       0.39%           215            15.64         3,363
Industrials (16.80%):
MMM          3M Company                                                    0.67%            27           216.37         5,842
ALG          Alamo Group Inc.                                              0.50%            40           107.96         4,318
ARCB         ArcBest Corporation                                           0.34%            90            32.90         2,961
B            Barnes Group Inc.                                             0.17%            21            71.10         1,493
BA           The Boeing Company                                            8.24%           278           258.89        71,972
GBX          The Greenbrier Companies, Inc.                                0.55%            95            50.80         4,826
LMT          Lockheed Martin Corporation                                   0.47%            13           314.58         4,090
MTZ          MasTec, Inc. *                                                0.17%            32            45.95         1,470
ODFL         Old Dominion Freight Line, Inc.                               0.38%            31           107.99         3,348
PGTI         PGT Innovations, Inc. *                                       0.29%           170            14.85         2,525
SP           SP Plus Corporation *                                         0.35%            76            40.45         3,074
TNET         TriNet Group, Inc. *                                          0.17%            42            34.93         1,467
URI          United Rentals, Inc. *                                        0.51%            31           141.98         4,401
UTX          United Technologies Corporation                               3.33%           246           118.17        29,070
VVI          Viad Corp                                                     0.66%            95            60.40         5,738
Information Technology (27.53%):
ATVI         Activision Blizzard, Inc.                                     0.59%            82            63.09         5,173
AEIS         Advanced Energy Industries, Inc. *                            0.17%            18            83.07         1,495
AAPL         Apple Inc.                                                    4.15%           233           155.39        36,206
AMAT         Applied Materials, Inc.                                       3.05%           517            51.43        26,589
BMI          Badger Meter, Inc.                                            0.57%            99            50.25         4,975

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 4th Quarter 2017 Series
                                    FT 6890


   At the Opening of Business on the Initial Date of Deposit-October 6, 2017



                                                                         Percentage       Number      Market         Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per      Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share          the Trust (2)
___________________________________                                      ______________   ______      _________      _____________
Information Technology (cont'd.):
CDNS         Cadence Design Systems, Inc. *                                0.26%            56        $   40.39      $  2,262
CAMP         CalAmp Corp. *                                                0.32%           117            23.99         2,807
CARB         Carbonite, Inc. *                                             0.24%            95            21.95         2,085
CTSH         Cognizant Technology Solutions Corporation                    0.54%            64            73.20         4,685
CMTL         Comtech Telecommunications Corp.                              0.19%            79            20.71         1,636
DIOD         Diodes Incorporated *                                         0.59%           167            30.86         5,154
EBAY         eBay Inc. *                                                   0.52%           116            38.99         4,523
EA           Electronic Arts Inc. *                                        0.45%            33           119.52         3,944
FB           Facebook, Inc. (Class A) *                                    4.16%           212           171.24        36,303
LRCX         Lam Research Corporation                                      1.66%            79           182.82        14,443
MA           Mastercard Incorporated                                       3.44%           209           143.75        30,044
MU           Micron Technology, Inc. *                                     2.44%           541            39.37        21,299
MKSI         MKS Instruments, Inc.                                         0.22%            20            95.15         1,903
NVDA         NVIDIA Corporation                                            1.37%            66           180.77        11,931
ON           ON Semiconductor Corporation *                                0.35%           157            19.20         3,014
ROG          Rogers Corporation *                                          0.17%            11           137.88         1,517
RTEC         Rudolph Technologies, Inc. *                                  0.33%           108            26.35         2,846
SWKS         Skyworks Solutions, Inc.                                      0.24%            20           103.84         2,077
TER          Teradyne, Inc.                                                0.32%            74            37.72         2,791
VRSN         VeriSign, Inc. *                                              0.25%            20           108.92         2,178
VRTU         Virtusa Corporation *                                         0.43%            98            38.16         3,740
WEB          Web.com Group, Inc. *                                         0.51%           173            25.65         4,437
Materials (2.87%):
BCC          Boise Cascade Company *                                       0.51%           129            34.70         4,476
CC           The Chemours Company                                          0.42%            67            54.43         3,647
LPX          Louisiana-Pacific Corporation *                               0.17%            53            27.78         1,472
PKG          Packaging Corporation of America                              0.47%            35           117.06         4,097
RIO LN       Rio Tinto Plc #                                               0.83%           151            48.20         7,279
USCR         U.S. Concrete, Inc. *                                         0.47%            53            77.95         4,131
Real Estate (0.45%):
RMAX         RE/MAX Holdings, Inc. (Class A)                               0.45%            60            65.25         3,915
Telecommunication Services (1.66%):
BT/A LN      BT Group Plc #                                                0.83%         1,984             3.67         7,272
VOD LN       Vodafone Group Plc #                                          0.83%         2,617             2.78         7,273
Utilities (3.52%):
DTE          DTE Energy Company                                            0.10%             8           107.75           862
EDF FP       Electricite de France S.A. #                                  0.83%           591            12.31         7,273
ENGI FP      Engie S.A. #                                                  0.83%           433            16.80         7,272
ES           Eversource Energy                                             0.10%            14            60.63           849
NG/ LN       National Grid Plc #                                           0.83%           592            12.28         7,270
NEE          NextEra Energy, Inc.                                          0.36%            21           147.76         3,103
SJW          SJW Group                                                     0.47%            69            59.60         4,112
                                                                         _______                                     ________
                  Total Investments                                      100.00%                                     $872,524
                                                                         =======                                     ========

___________________

See "Notes to Schedules of Investments" on page 45.

Page 43                            Schedule of Investments

                              Value Line(R) Target
                     25 Portfolio, 4th Quarter 2017 Series
                                    FT 6890


                       At the Opening of Business on the
                    Initial Date of Deposit-October 6, 2017



                                                                          Percentage
                                                                          of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                         Offering        of           Value per     Securities to
Name of Issuer of Securities (1)(4)                                       Price           Shares       Share         the Trust (2)
___________________________________                                       ____________    ______       _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.57%):
PLCE        The Children's Place, Inc.                                      1.03%           11         $ 116.20      $  1,278
CHDN        Churchill Downs Incorporated                                    1.01%            6           207.75         1,246
LEA         Lear Corporation                                                3.11%           22           175.09         3,852
RCL         Royal Caribbean Cruises Ltd. +                                  6.68%           67           123.66         8,285
THO         Thor Industries, Inc.                                           1.74%           17           127.12         2,161
Consumer Staples (1.03%):
SAFM        Sanderson Farms, Inc.                                           1.03%            8           160.00         1,280
Health Care (4.32%):
CNC         Centene Corporation *                                           4.32%           55            97.35         5,354
Industrials (34.27%):
B           Barnes Group Inc.                                               1.03%           18            71.10         1,280
BA          The Boeing Company                                             24.85%          119           258.89        30,808
MTZ         MasTec, Inc. *                                                  1.00%           27            45.95         1,241
ODFL        Old Dominion Freight Line, Inc.                                 2.27%           26           107.99         2,808
TNET        TriNet Group, Inc. *                                            1.01%           36            34.93         1,257
URI         United Rentals, Inc. *                                          3.09%           27           141.98         3,833
VVI         Viad Corp                                                       1.02%           21            60.40         1,268
Information Technology (40.47%):
AEIS        Advanced Energy Industries, Inc. *                              1.00%           15            83.07         1,246
AMAT        Applied Materials, Inc.                                        14.15%          341            51.43        17,538
LRCX        Lam Research Corporation                                        7.67%           52           182.82         9,507
MU          Micron Technology, Inc. *                                      11.34%          357            39.37        14,055
MKSI        MKS Instruments, Inc.                                           1.31%           17            95.15         1,618
ON          ON Semiconductor Corporation *                                  2.08%          134            19.20         2,573
ROG         Rogers Corporation *                                            1.00%            9           137.88         1,241
TER         Teradyne, Inc.                                                  1.92%           63            37.72         2,376
Materials (6.34%):
CC          The Chemours Company                                            2.50%           57            54.43         3,103
LPX         Louisiana-Pacific Corporation *                                 1.01%           45            27.78         1,250
PKG         Packaging Corporation of America                                2.83%           30           117.06         3,512
                                                                          _______                                    ________
                 Total Investments                                        100.00%                                    $123,970
                                                                          =======                                    ========

___________

See "Notes to Schedules of Investments" on page 45.

Page 44


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 6, 2017. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                          Cost of Securities   Profit
                                                                             to Sponsor        (Loss)
                                                                           _________________   ________
The Dow (R) Target 5 Portfolio, 4th Quarter 2017 Series                   $  175,021            $  670
The Dow (R) Target Dividend Portfolio, 4th Quarter 2017 Series               148,282               791
Global Target 15 Portfolio, 4th Quarter 2017 Series                          137,378              (801)
S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series        155,482               516
S&P Target 24 Portfolio, 4th Quarter 2017 Series                             155,776               181
S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series                        159,535             1,041
Target Diversified Dividend Portfolio, 4th Quarter 2017 Series               163,785               470
Target Double Play Portfolio, 4th Quarter 2017 Series                        159,253               743
Target Focus Four Portfolio, 4th Quarter 2017 Series                         265,396             1,303
Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series            176,800               575
Target Growth Portfolio, 4th Quarter 2017 Series                             174,231               349
Target Triad Portfolio, 4th Quarter 2017 Series                              291,099               645
Target VIP Portfolio, 4th Quarter 2017 Series                                871,685               839
Value Line (R) Target 25 Portfolio, 4th Quarter 2017 Series                  123,471               499


(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target 24 Portfolio, 4th Quarter 2017 Series, 8.61%
(consisting of Switzerland, 3.72% and United Kingdom, 4.89%)

S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series, 5.55%
(consisting of Bermuda, 1.11% and United Kingdom, 4.44%)

Target Diversified Dividend Portfolio, 4th Quarter 2017 Series, 12.48% (consisting of Bermuda, 5.00% and Canada, 7.48%)

Target Double Play Portfolio, 4th Quarter 2017 Series, 3.40%
(consisting of Liberia, 3.40%)

Target Focus Four Portfolio, 4th Quarter 2017 Series, 13.66%
(consisting of Bermuda, 0.33%; Brazil, 1.20%; Canada, 0.81%; China, 0.39%; Colombia, 0.40%; France, 0.80%; Hong Kong, 0.80%; Italy, 0.40%; Japan, 2.01%;
Liberia, 1.99%; Luxembourg, 0.40%; The Netherlands, 0.39%; South Korea, 0.40%; Spain, 1.20% and United Kingdom, 2.14%)

Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series, 40.00% (consisting of Australia, 1.99%; Bermuda, 3.99%; Brazil, 6.00%; Canada, 4.02%; Chile, 2.01%; China, 6.01%; France, 1.99%; Germany, 1.99%; Ireland, 2.00%;
The Netherlands, 2.00%; Russia, 2.00%; South Korea, 1.99%; Taiwan, 2.00% and United Kingdom, 2.01%)

Target Growth Portfolio, 4th Quarter 2017 Series, 9.97%
(consisting of Italy, 3.31%; Switzerland, 3.32% and United Kingdom, 3.34%)

Page 45


Target Triad Portfolio, 4th Quarter 2017 Series, 19.79%
(consisting of Bermuda, 1.51%; Brazil, 1.20%; Canada, 3.06%; China, 0.40%; Colombia, 0.40%; France, 0.80%; Hong Kong, 0.80%; Italy, 2.42%; Japan, 2.01%;
Luxembourg, 0.40%; The Netherlands, 0.40%; South Korea, 0.40%; Spain, 1.20%; Switzerland, 1.99% and United Kingdom, 2.80%)

Target VIP Portfolio, 4th Quarter 2017 Series, 19.19%
(consisting of Finland, 0.84%; France, 2.50%; Germany, 0.84%; Italy, 1.67%; Liberia, 1.12%; The Netherlands, 0.84%; Sweden, 2.49%; Switzerland, 1.42% and United Kingdom, 7.47%)

Value Line(R) Target 25 Portfolio, 4th Quarter 2017 Series , 6.68% (consisting of Liberia, 6.68%)

(5) Securities of companies in the following sectors comprise the approximate percentage of the investments of the Global Target 15 Portfolio, 4th Quarter 2017 Series as indicated:
Consumer Discretionary, 6.67%; Consumer Staples, 6.66%; Energy, 6.67%; Financials, 33.34%; Health Care, 6.67%; Industrials, 6.66%; Information Technology, 13.33% and Telecommunication Services, 20.00%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series, 10.01%
Target Focus Four Portfolio, 4th Quarter 2017 Series, 3.01%
Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series, 20.01%

(7) Companies in the Global Target 15 Portfolio, 4th Quarter 2017 Series are categorized by the country in which their corporate headquarters are located. This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

(8) Shares of Intuitive Surgical Inc. are the subject of a three-for-one stock split effective October 6, 2017. As a result, the S&P Target 24 Portfolio will receive 39 post-split shares and the Target VIP Portfolio will receive 48 post-split shares, at the split-adjusted market value per share, for the 13 and 16 shares of Intuitive Surgical Inc. which each Trust owns, respectively.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

*  This Security represents a non-income producing security.

Page 46
                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6890, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 4Q '17 - Term 1/9/19
  (The Dow(R) Target 5 Portfolio, 4th Quarter 2017 Series)
- Dow(R) Target Dvd. 4Q '17 - Term 1/9/19
  (The Dow(R) Target Dividend Portfolio, 4th Quarter 2017 Series)
- Global Target 15 4Q '17 - Term 1/9/19
  (Global Target 15 Portfolio, 4th Quarter 2017 Series)
- S&P Dividend Aristocrats Target 25 4Q '17 - Term 1/9/19
  (S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series)
- S&P Target 24 4Q '17 - Term 1/9/19
  (S&P Target 24 Portfolio, 4th Quarter 2017 Series)
- S&P Target SMid 60 4Q '17 - Term 1/9/19
  (S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series)
- Target Divsd. Dvd. 4Q '17 - Term 1/9/19
  (Target Diversified Dividend Portfolio, 4th Quarter 2017 Series)
- Target Dbl. Play 4Q '17 - Term 1/9/19
  (Target Double Play Portfolio, 4th Quarter 2017 Series)
- Target Focus 4 4Q '17 - Term 1/9/19
  (Target Focus Four Portfolio, 4th Quarter 2017 Series)
- Target Global Dvd. Leaders 4Q '17 - Term 1/9/19
  (Target Global Dividend Leaders Portfolio, 4th Quarter 2017 Series)
- Target Growth 4Q '17 - Term 1/9/19
  (Target Growth Portfolio, 4th Quarter 2017 Series)
- Target Triad 4Q '17 - Term 1/9/19
  (Target Triad Portfolio, 4th Quarter 2017 Series)
- Target VIP 4Q '17 - Term 1/9/19
  (Target VIP Portfolio, 4th Quarter 2017 Series)
- Value Line(R) Target 25 4Q '17 - Term 1/9/19
  (Value Line(R) Target 25 Portfolio, 4th Quarter 2017 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                   Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

                         The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow
(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Blend Trust.


                      The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                           Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Dividend Aristocrats Target 25 Portfolio

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the S&P 500 Dividend Aristocrats Index. The index consists of companies from the S&P 500 Index that have increased dividends every year for at least 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:

Step 1: We begin with all stocks contained in the S&P 500 Dividend Aristocrats Index as of two business days prior to the date of this prospectus.

Step 2: We rank each stock on three equally-weighted factors:

- Debt-to equity. Compares a company's total liabilities to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

- Price-to-cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

- Return-on-assets. Compares a company's net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

Step 3: We rank each of the companies by their combined factor scores.

Step 4: We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. If more than seven stocks from any one of the major GICS(R) sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Dividend Aristocrats Target 25 Portfolio is considered to be a Large-Cap Blend Trust.


                            S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


                          S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

- Price to cash flow;

- 12-month change in return on assets; and

- 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


                     Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price-to-book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P GICS(R) market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

                          Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                          Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE
(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

- Price-to-book; and

- Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

                    Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

- Domestic equity - all U.S. stocks.

- International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.

- REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

- Market capitalization greater than $1 billion.

- Three-month average daily trading volume greater than $1 million.

- Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

- 40% domestic equity.

- 40% international equity.

- 20% REITs.

                            Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

- Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

- Change in return on assets; and

- Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                             Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                              Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R)

(excluding limited partnerships, American Depositary Receipts/ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

                       Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Sponsor or First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000(R) Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                                  Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the S&P Target 24 Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 39.96% and 50.34%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience moderate growth. Most developed and developing economies are continuing to manage against the lingering effects of the financial crisis which began in 2007, navigating the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, unemployment and a continued financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenging, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have declined in recent years, driven by modest global demand and the effects of technology on production, distribution and usage. Global demand remains modest reflecting economic recovery in progress around the globe.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and the return of a Republican-controlled Congress could result in significant changes to governmental policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, the U.S. Federal Reserve has started to increase interest rates and there is no way to predict how quickly interest rates will rise in the future. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio is concentrated in stocks of financial companies. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of consumer products companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Target VIP Portfolio is concentrated in stocks of information technology companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of industrial and information technology companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.


Energy. Energy companies include those companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. Friction with certain oil producing countries, and between the governments of the United States and other major exporters of oil to the United States, or policy shifts by governmental entities and intergovernmental entities such as OPEC, could put oil exports at risk. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. Further, global concerns of civil unrest in foreign countries may also affect the flow of oil from such countries.


Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"), that have had a direct impact on companies in the financial services sector. These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.


Industrials. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.


Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. have two years, after formal notification of withdrawal is given to the E.U., to agree on a withdrawal agreement. If no agreement is formed within two years, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc. or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                      Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                                           COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
         (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                           Hypothetical Strategy Total Returns(1)(4)

                                                          S&P Dividend                                       Target
          The Dow(R)       The Dow(R)        Global        Aristocrats       S&P         S&P Target       Diversified
           Target 5     Target Dividend     Target 15       Target 25     Target 24        SMid 60          Dividend
Year      Strategy          Strategy        Strategy        Strategy      Strategy        Strategy          Strategy
----     -----------    ---------------     ---------     ------------   ----------      ----------       -----------
1972       20.28%
1973       17.70%
1974       -7.43%
1975       62.98%
1976       38.95%
1977        3.28%
1978       -1.19%
1979        7.49%
1980       38.83%
1981        1.32%
1982       41.14%
1983       34.33%
1984        8.66%
1985       36.08%
1986       28.39%                                                            19.46%
1987        8.55%                            16.03%                           1.86%
1988       19.01%                            20.88%                           4.42%
1989        8.08%                            14.44%                          22.45%
1990      -17.85%                             0.61%                           6.56%
1991       59.90%                            39.86%                          40.47%
1992       20.73%           30.19%           24.17%                          -1.67%
1993       31.50%           18.37%           62.31%                           8.16%
1994        5.55%           -8.38%          -10.07%                           4.92%
1995       28.14%           47.09%           11.42%                          39.09%        25.52%            28.32%
1996       23.58%           16.31%           19.42%                          31.38%        13.37%            15.12%
1997       17.25%           40.80%           -8.81%                          30.17%        42.29%            26.14%
1998       10.00%            3.11%           11.06%                          39.93%         5.00%            13.09%
1999       -9.37%           -6.48%            6.11%                          41.25%        24.06%            17.71%
2000        8.40%           26.05%            2.22%            7.84%          3.97%        14.23%            19.99%
2001       -4.91%           40.84%           -1.09%           14.94%        -10.94%        32.19%            29.79%
2002      -12.77%           -0.68%          -14.36%          -10.34%        -19.13%        -5.18%           -10.29%
2003       20.32%           32.32%           35.88%           19.53%         23.24%        45.60%            47.28%
2004        9.73%           19.06%           29.19%           16.99%         13.67%        23.68%            20.68%
2005       -2.86%            2.42%           11.46%            3.45%          3.75%         3.22%             2.10%
2006       38.89%           17.78%           39.99%           18.05%          1.54%        19.84%            15.56%
2007        1.77%            1.23%           14.22%            5.05%          3.28%        -9.54%            -3.73%
2008      -50.33%          -39.44%          -43.33%          -20.69%        -29.32%       -37.58%           -36.97%
2009       17.45%           14.56%           49.28%           21.49%         12.18%        60.21%            41.04%
2010       10.25%           15.87%            9.28%           16.71%         18.23%        15.22%            20.35%
2011       17.03%            5.73%           -8.25%            8.26%          7.01%        -8.71%             3.27%
2012        9.40%            5.08%           25.11%           12.28%          8.07%        20.53%            10.90%
2013       38.55%           28.89%           16.45%           33.23%         42.38%        37.56%            31.77%
2014       11.60%           13.00%           10.28%           11.35%          7.13%        -0.15%             5.31%
2015        7.83%           -5.89%           -6.28%           -3.37%          2.13%        -8.78%           -12.92%
2016       11.75%           23.19%           -2.71%           13.15%          0.71%        30.93%            16.01%
2017        6.76%            5.57%           10.26%            6.80%          6.90%        -3.17%             4.73%
(thru 9/29)

                                           COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
         (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                           Hypothetical Strategy Total Returns(1)(4)

                                            Target
                            Target          Global
             Target         Focus          Dividend        Target           Target         Target      Value Line(R)
          Double Play        Four           Leaders        Growth           Triad           VIP          Target 25
Year        Strategy       Strategy        Strategy       Strategy         Strategy       Strategy       Strategy
----      -----------      --------        --------       --------         --------       --------     -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                       33.42%
1986                                                                                                       20.31%
1987                                                                                                       17.02%
1988                                                                                                       -9.30%
1989                                                                                                       48.29%
1990                                                                                        0.26%           3.24%
1991                                                                                       57.25%          83.90%
1992       13.53%                                                                           4.25%          -2.54%
1993       21.61%                                                                          22.21%          25.15%
1994        1.87%                                                                           2.20%          12.28%
1995       49.46%                                           31.09%                         43.06%          52.30%
1996       35.31%           28.00%                          25.12%          22.29%         38.83%          54.35%
1997       37.13%           37.43%                          41.29%          34.91%         25.97%          34.02%
1998       47.22%           31.16%            2.76%         37.30%          27.59%         51.40%          91.16%
1999       52.89%           45.31%           12.58%         33.93%          32.01%         48.97%         111.42%
2000        7.17%            9.81%            4.80%          8.50%          12.02%         -4.40%         -10.32%
2001       20.12%           20.36%            7.10%         -4.07%           5.01%        -11.16%           0.00%
2002      -12.46%          -10.95%           -7.46%        -10.68%         -11.52%        -21.22%         -23.82%
2003       35.66%           39.06%           48.30%         34.17%          38.43%         34.92%          39.45%
2004       20.41%           21.77%           24.70%         16.87%          18.64%         13.18%          21.90%
2005       11.03%            9.06%           11.79%         17.26%          12.40%          6.89%          19.82%
2006        9.06%           14.38%           29.67%         16.97%          17.66%         11.99%           0.79%
2007       12.37%            7.14%           22.29%         20.08%          13.48%          9.39%          23.68%
2008      -45.55%          -43.28%          -30.05%        -52.45%         -47.48%        -45.83%         -51.37%
2009        8.56%           27.54%           53.52%         18.37%          27.36%         12.18%           3.24%
2010       22.22%           18.04%           20.31%         17.29%          16.48%         18.43%          28.71%
2011      -12.09%          -11.46%            0.45%        -12.42%          -8.27%         -1.94%         -29.20%
2012        9.55%           12.84%           12.86%          5.90%           7.59%         12.36%          14.30%
2013       31.32%           31.59%           25.36%         37.30%          33.33%         36.29%          34.10%
2014       11.34%            5.97%            3.23%          6.43%           4.62%          6.26%          10.06%
2015       -7.78%           -8.31%          -12.28%          8.36%           0.06%         -4.34%          -9.34%
2016       14.10%           19.05%           14.92%         -1.74%           4.88%          8.38%           5.43%
2017        5.64%            3.51%            5.15%         25.49%          17.68%         14.15%           6.02%
(thru 9/29)

                                          COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
                                                     Index Total Returns(4)

                   Dow Jones
                  U.S. Select                             Russell                                MSCI All       Cumulative
                    Dividend     S&P 500     S&P 1000     3000(R)                  Hang Seng   Country World  International
Year    DJIA(R)    Index(sm)      Index        Index       Index      FT Index       Index         Index      Index Returns(3)
----    -------   -----------    -------     --------     -------     --------     ---------   -------------  ----------------
1972     18.48%                   19.00%
1973    -13.28%                  -14.69%
1974    -23.58%                  -26.47%
1975     44.75%                   37.23%
1976     22.82%                   23.93%
1977    -12.84%                   -7.16%
1978      2.79%                    6.57%
1979     10.55%                   18.61%
1980     22.17%                   32.50%
1981     -3.57%                   -4.92%
1982     27.11%                   21.55%
1983     25.97%                   22.56%
1984      1.31%                    6.27%
1985     33.55%                   31.72%
1986     27.10%                   18.67%
1987      5.48%                    5.25%                                38.32%      -10.02%                   11.26%
1988     16.14%                   16.56%                                 7.03%       16.05%                   13.07%
1989     32.19%                   31.62%                                24.53%        5.52%                   20.75%
1990     -0.56%                   -3.19%                                10.36%        6.74%                    5.51%
1991     24.19%                   30.33%                                14.88%       42.46%                   27.17%
1992      7.41%     22.65%         7.61%                                -2.18%       28.89%                   11.37%
1993     16.93%     14.59%        10.04%                                20.25%      123.33%                   53.50%
1994      5.01%     -0.19%         1.30%                                 1.19%      -30.00%                   -7.93%
1995     36.87%     42.80%        37.50%      30.69%       36.57%       17.83%       27.30%                   27.33%
1996     28.89%     25.08%        22.89%      19.85%       21.63%       20.55%       37.50%                   28.98%
1997     24.94%     37.83%        33.31%      30.26%       31.67%       16.44%      -17.66%                    7.91%
1998     18.15%      4.33%        28.55%      13.20%       24.11%       12.20%       -2.72%      21.97%        9.21%
1999     27.21%     -4.08%        21.03%      14.11%       20.96%       17.44%       73.42%      26.82%       39.36%
2000     -4.71%     24.86%        -9.10%      15.86%       -7.30%      -18.58%       -9.36%     -13.94%      -10.88%
2001     -5.43%     13.09%       -11.88%       1.45%      -11.43%      -23.67%      -22.39%     -15.91%      -17.16%
2002    -14.97%     -3.94%       -22.09%     -14.54%      -21.53%      -29.52%      -15.60%     -18.98%      -20.03%
2003     28.23%     30.16%        28.65%      36.61%       31.02%       26.27%       41.82%      34.63%       32.11%
2004      5.30%     18.14%        10.87%      18.39%       11.93%       20.80%       16.95%      15.75%       14.35%
2005      1.72%      3.79%         4.90%      10.93%        6.10%       12.45%        8.68%      11.37%        7.62%
2006     19.03%     19.54%        15.76%      11.89%       15.67%       40.25%       38.58%      21.53%       32.62%
2007      8.87%     -5.16%         5.56%       5.18%        5.16%        0.10%       42.83%      12.18%       17.27%
2008    -31.92%    -30.97%      - 36.99%     -34.67%      -37.32%      -54.74%      -46.03%     -41.85%      -44.23%
2009     22.70%     11.13%        26.46%      33.48%       28.29%       33.98%       56.52%      35.41%       37.73%
2010     14.10%     18.32%        15.08%      26.55%       16.93%       13.44%        8.29%      13.21%       11.94%
2011      8.34%     12.42%         2.08%      -0.92%        1.00%      -13.70%      -17.27%      -6.86%       -7.55%
2012     10.23%     10.84%        15.98%      17.40%       16.41%       27.18%       27.66%      16.80%       21.69%
2013     29.63%     29.06%        32.36%      35.87%       33.55%       32.71%        6.55%      23.44%       22.96%
2014     10.02%     15.36%        13.66%       8.54%       12.53%       -5.04%        5.28%       4.71%        3.42%
2015      0.23%     -1.64%         1.38%      -2.11%        0.48%        1.36%       -3.82%      -1.84%       -0.74%
2016     16.46%     21.98%        11.93%      22.49%       12.70%       -8.64%        4.14%       8.48%        3.99%
2017     15.43%      8.70%        14.23%       9.27%       13.90%       13.48%       28.82%      17.75%       19.25%
(thru 9/29)

See "Notes to Comparison of Hypothetical Total Return" on page 67.

                NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:


                                             Hypothetical
                                               Average
                                                Annual
Strategy                                     Total Return      Corresponding Index                               Index Returns
--------                                     ------------      -------------------                               -------------
The Dow(R) Target 5 Strategy                   12.89%          DJIA(R) (from 12/31/71 through 12/31/16)            10.81%
The Dow(R) Target Dividend Strategy            11.94%          Dow Jones U.S. Select Dividend Index(sm)            12.04%
                                                               S&P 500 Index (from 12/31/91 through 12/31/16)       9.13%
Global Target 15 Strategy                      10.45%          Cumulative International Index                       9.77%
S&P Dividend Aristocrats Target 25 Strategy     9.14%          S&P 500 Index (from 12/31/99 through 12/31/16)       4.50%
S&P Target 24 Strategy                         10.75%          S&P 500 Index (from 12/31/85 through 12/31/16)      10.40%
S&P Target SMid 60 Strategy                    13.37%          S&P 1000 Index                                      12.24%
Target Diversified Dividend Strategy           11.96%          Russell 3000(R) Index                                9.61%
Target Double Play Strategy                    13.47%          S&P 500 Index (from 12/31/91 through 12/31/16)       9.13%
Target Focus Four Strategy                     12.38%          S&P 500 Index (from 12/31/95 through 12/31/16)       8.35%
Target Global Dividend Leaders Strategy        11.21%          MSCI All Country World Index                         5.70%
Target Growth Strategy                         10.90%          S&P 500 Index (from 12/31/94 through 12/31/16)       9.53%
Target Triad Strategy                          10.43%          S&P 500 Index (from 12/31/95 through 12/31/16)       8.35%
Target VIP Strategy                            11.40%          S&P 500 Index (from 12/31/89 through 12/31/16)       9.37%
Value Line(R) Target 25 Strategy               15.72%          S&P 500 Index (from 12/31/84 through 12/31/16)      11.01%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows:
DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 19, 2018 through March 20, 2018. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.


The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.


The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by a Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from a Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Income from a Trust may also be subject to a 3.8% "Medicare Tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trusts to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by a Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends from REIT Shares.

If a Trust holds REIT Shares, then some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Ordinary income dividends would generally be subject to ordinary income tax rates. Certain dividends may be taxed at capital gains rates. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you reinvest the proceeds of a disposition of your Units or a disposition of assets by a Trust, all or a portion of any loss you may recognize on the disposition may be disallowed if your reinvestment is in stocks held directly or indirectly through the Trust.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. An additional 3.8% "Medicare Tax" may also apply to capital gains, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to REIT Shares which may be included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.


Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to as described under "Income and Capital Distributions." Your tax liability as described above will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase for federal income tax purposes.


Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Regulated Investment Company Trusts.
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The following discussion pertains to the S&P Dividend Aristocrats Target 25 Portfolio, the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from a Trust is based on the distributions paid by the Trust.

Income From the Trusts.


Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.


Income from your Trust may also be subject to a 3.8% "Medicare Tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. An additional 3.8% "Medicare Tax" may also apply to capital gains, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to as described under "Income and Capital Distributions." Your tax liability as described above will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase for federal income tax purposes.


Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                                Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats

Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                        Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                          Information on the Sponsor,
                             Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $355 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2016, the total partners' capital of First Trust Portfolios L.P. was $44,799,050.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 87


                                 First Trust(R)

                      Dow(R) Target 5 4Q '17 - Term 1/9/19
                    Dow(R) Target Dvd. 4Q '17 - Term 1/9/19
                     Global Target 15 4Q '17 - Term 1/9/19
            S&P Dividend Aristocrats Target 25 4Q '17 - Term 1/9/19
                       S&P Target 24 4Q '17 - Term 1/9/19
                    S&P Target SMid 60 4Q '17 - Term 1/9/19
                    Target Divsd. Dvd. 4Q '17 - Term 1/9/19
                     Target Dbl. Play 4Q '17 - Term 1/9/19
                      Target Focus 4 4Q '17 - Term 1/9/19
                Target Global Dvd. Leaders 4Q '17 - Term 1/9/19
                       Target Growth 4Q '17 - Term 1/9/19
                       Target Triad 4Q '17 - Term 1/9/19
                        Target VIP 4Q '17 - Term 1/9/19
                  Value Line(R) Target 25 4Q '17 - Term 1/9/19
                                    FT 6890

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                               101 Barclay Street
                            New York, New York 10286
                                  800-813-3074
                       24-Hour Pricing Line: 800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-219693) and

-  Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                      Internet site athttp://www.sec.gov.

                     To obtain copies at prescribed rates -

               Write: Public Reference Section of the SEC, 100 F Street, N.E.,
                      Washington, D.C. 20549
      e-mail address: publicinfo@sec.gov


                                October 6, 2017


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 88
                                 First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 6890 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 6, 2017. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                                     1
Nasdaq, Inc.                                                                  2
Value Line Publishing, Inc.                                                   3
New York Stock Exchange                                                       3
Risk Factors
   Securities                                                                 3
   Dividends                                                                  4
   REITs                                                                      4
   Hong Kong and China                                                        5
   United Kingdom                                                             7
   Foreign Issuers                                                            7
   Emerging Markets                                                           8
   Exchange Rates                                                             9
   Small and/or Mid Capitalization Companies                                 12
Concentrations
   Concentration Risk                                                        12
   Consumer Products                                                         12
   Energy                                                                    12
   Financials                                                                13
   Industrials                                                               18
   Information Technology                                                    18
   Utilities                                                                 19
Litigation
   Tobacco Industry                                                          20
Securities                                                                   21
   The Dow(R) DART 5 Strategy Stocks                                         21
   The Dow(R) Target 5 Strategy Stocks                                       21
   The Dow(R) Target Dividend Strategy Stocks                                22
   European Target 20 Strategy Stocks                                        23
   Global Target 15 Strategy Stocks                                          24
   Nasdaq(R) Target 15 Strategy Stocks                                       25
   NYSE(R) International Target 25 Strategy Stocks                           26
   S&P Dividend Aristocrats Target 25 Strategy Stocks                        28
   S&P Target 24 Strategy Stocks                                             29
   S&P Target SMid 60 Strategy Stocks                                        31
   Target Diversified Dividend Strategy Stocks                               34
   Target Global Dividend Leaders Strategy Stocks                            37
   Target Growth Strategy Stocks                                             40
   Target Small-Cap Strategy Stocks                                          42
   Value Line(R) Target 25 Strategy Stocks                                   44

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P Dividend Aristocrats Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use.

Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Sponsor or First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100
Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the

Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any tariffs on imported goods, quotas or dumping laws. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism and financial links. Although this integration helped Hong Kong to recover more quickly from the slowdown than anticipated initially, Hong Kong is still vulnerable to global financial volatility or a slowdown in the global economy because of Hong Kong's reliance on foreign trade and investments.

Hong Kong's government promotes the Special Administrative Region as the site for Chinese renminbi ("RMB") internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. While deposits of RMB grew to roughly 9.4% of Hong Kong's total system deposits by the end of 2015, Hong Kong's government is searching for ways to expand the use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's total trading by value. Natural resources are limited in Hong Kong, which results in the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 47.3 million in 2014, which outnumbered visitors from all other countries combined. However, Chinese visitors to Hong Kong declined by 3% in 2015 to approximately 45.7 million, reflecting a 2.5% drop in total visitors to Hong Kong. The Hong Kong Stock Exchange is now the premier stock market for Chinese firms who seek to list abroad. In 2015, companies from China constituted close to 51% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 62.1% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to China. In order to forge closer ties between Hong Kong and China, the two signed a new agreement on achieving basic liberalization of trade in services in Guangdong Province. Effective March 2015, these new measures cover a negative list and a most-favored treatment. The measures are designed to improve access to the China's service sector for companies based in Hong Kong. As a result of credit expansion and tight housing supply conditions, property prices in Hong Kong have increased rapidly. Inflation rose to 4.4% in 2014, but decreased to 2.9% in 2015. Lower and middle income segments of the population are increasingly unable to afford adequate housing.

Economic integration between Hong Kong and China is most evident in the banking and financial sector. The Hong Kong-Shanghai Stock Connect, the Mutual Recognition of Funds and The Hong Kong Shanghai Gold Connect initiatives are important steps in allowing access to China's capital markets and have reinforced Hong Kong's important role as China's offshore RMB market. In addition, Hong Kong authorities are also exploring the use of bonds, commodities or other investment products as a way to further encourage integration.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world and the largest trading nation in 2013. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. China continues to pursue an industrial policy, state-support of key sectors and a restrictive investment regime. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history. In 2016, China was the largest economy in the world, however, China's per capita income is below the world average.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual liberalization. In 2015, the People's Bank of China announced it would continue to carefully encourage the full convertibility of the RMB after the currency was accepted as part of the International Monetary Fund's special drawing rights basket. After a decade of engaging in one-way, large-scale intervention to resist appreciation of the RMB, China's intervention in foreign exchange markets in 2016 has sought to prevent a rapid RMB depreciation that would have negative consequences for the United States, China and the global economy.

In addition to slowing economic growth, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, service its high corporate debt burdens, provide higher-wage job opportunities for the striving middle class, rural migrants and college graduates, diminish speculative investment in the real estate sector, reduce industrial overcapacity and more efficiently allocate capital to raise productivity growth rates. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2016, more than 169.3 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China, which was relaxed in 2016 to allow all families to have two children, has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north.

Further, urbanization and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as natural gas, nuclear and clean energy development, rather than coal and oil. China ratified the Paris Agreement in 2016 and committed to limit its carbon dioxide emissions between 2025 and 2030.

The Chinese government's 13th Five-Year Plan, which was unveiled in March 2016, emphasizes continued economic reforms and the need to increase innovation and domestic consumption. This plan is intended to decrease future dependence on government investments, exports and heavy industry, however China has made limited progress towards these rebalancing goals. In 2010, Chinese leaders pledged to double GDP by 2020 and the 13th Five-Year Plan includes annual growth targets to achieve that goal. President XI Jingping's new government has shown a greater willingness to promote reforms focused on China's long-term economic health, including allowing the market to have a more decisive role in allocating resources, but has moved slowly on market-oriented reforms. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 4.1% of GDP as of mid-2016. The government intends to eliminate the deficit by 2020, through the use of additional cuts to public spending and welfare benefits, and has also pledged to lower the corporation tax from 20% to 17% by 2020. At the end of 2016, Britain had a debt burden of 92.2% GDP.

The United Kingdom is one of the fastest growing economies in the G7; however economists are concerned about the potential negative impact of the United Kingdom vote to leave the European Union. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:


                            Foreign Exchange Rates

                 Range of Fluctuations in Foreign Currencies

              United Kingdom
Annual        Pound Sterling/           Hong Kong/                   Euro/
Period          U.S. Dollar             U.S. Dollar               U.S. Dollar
_____________________________________________________________________________
1983          0.616-0.707               6.480-8.700
1984          0.670-0.864               7.774-8.869
1985          0.672-0.951               7.729-7.826
1986          0.643-0.726               7.768-7.819
1987          0.530-0.680               7.751-7.822
1988          0.525-0.601               7.764-7.825
1989          0.548-0.661               7.775-7.817
1990          0.504-0.627               7.740-7.817
1991          0.499-0.624               7.716-7.803
1992          0.498-0.667               7.697-7.781
1993          0.630-0.705               7.722-7.766
1994          0.610-0.684               7.723-7.748
1995          0.610-0.653               7.726-7.763
1996          0.583-0.670               7.726-7.742
1997          0.584-0.633               7.725-7.750
1998          0.584-0.620               7.735-7.750
1999          0.597-0.646               7.746-7.775               0.845-0.999
2000          0.605-0.715               7.774-7.800               0.967-1.209
2001          0.665-0.728               7.797-7.800               1.045-1.196
2002          0.621-0.710               7.798-7.800               0.953-1.164
2003          0.560-0.643               7.706-7.800               0.794-0.965
2004          0.514-0.570               7.763-7.800               0.733-0.846
2005          0.518-0.583               7.752-7.800               0.743-0.857
2006          0.505-0.581               7.751-7.793               0.749-0.846
2007          0.474-0.521               7.750-7.830               0.672-0.776
2008          0.492-0.695               7.750-7.815               0.625-0.803
2009          0.598-0.727               7.750-7.760               0.661-0.798
2010          0.611-0.698               7.751-7.805               0.689-0.839
2011          0.599-0.652               7.763-7.809               0.674-0.775
2012          0.614-0.653               7.750-7.770               0.743-0.829
2013          0.604-0.673               7.751-7.765               0.725-0.782
2014          0.583-0.644               7.769-7.750               0.718-0.827
2015          0.630-0.683               7.750-7.771               0.826-0.953
2016          0.672-0.825               7.750-7.819               0.867-0.963

Source: Bloomberg L.P.

                          End of Month Exchange Rates

                        United Kingdom
                        Pound Sterling/         Hong Kong/             Euro/
Monthly Period           U.S. Dollar            U.S.Dollar          U.S. Dollar
_______________________________________________________________________________
2014:
 January                .608                    7.765               .742
 February               .597                    7.760               .725
 March                  .600                    7.757               .726
 April                  .593                    7.753               .721
 May                    .597                    7.753               .733
 June                   .585                    7.750               .730
 July                   .592                    7.750               .747
 August                 .602                    7.750               .761
 September              .617                    7.765               .792
 October                .625                    7.755               .798
 November               .639                    7.754               .803
 December               .642                    7.755               .827
2015:
 January                .664                    7.752               .886
 February               .648                    7.756               .893
 March                  .675                    7.752               .932
 April                  .651                    7.751               .891
 May                    .654                    7.753               .910
 June                   .636                    7.752               .897
 July                   .640                    7.753               .910
 August                 .652                    7.750               .892
 September              .661                    7.750               .895
 October                .648                    7.751               .909
 November               .664                    7.753               .947
 December               .679                    7.751               .921
2016:
 January                .702                    7.786               .923
 February               .719                    7.776               .920
 March                  .696                    7.757               .879
 April                  .684                    7.757               .873
 May                    .690                    7.771               .898
 June                   .751                    7.759               .900
 July                   .756                    7.758               .895
 August                 .761                    7.757               .896
 September              .771                    7.756               .890
 October                .817                    7.755               .911
 November               .800                    7.757               .944
 December               .810                    7.756               .951
2017:
 January                .795                    7.759               .926
 February               .808                    7.762               .946
 March                  .797                    7.771               .939
 April                  .772                    7.778               .918
 May                    .776                    7.792               .889
 June                   .768                    7.807               .875
 July                   .757                    7.810               .844
 August                 .773                    7.826               .840
 September              .746                    7.811               .846

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio is concentrated in stocks of financial companies. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of consumer products companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Target VIP Portfolio is concentrated in stocks of information technology companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of industrial and information technology companies.


Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Energy. The business activities of energy companies may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

Demand for energy is closely related to general economic growth. Recessions and periods of low or negative economic growth typically have a direct unfavorable impact on companies that produce energy. Apart from economic growth, factors that impact the demand for energy include civil unrest, high fluctuations in population, improvements in energy efficiency through technological advances, seasonal weather changes, which impact the demand for energy for heating and cooling, the increased viability of alternative energy, and changing consumer preferences or technologies that provide additional fuel choices, such as alternative fueled vehicles.

Energy supply levels may also be reduced by factors such as decisions by OPEC members to adhere to production quotas, natural disasters, or the unexpected unavailability of distribution outlets. Increases in the supply of energy may be due to new technologies that enhance recovery of oil and gas from existing sources and the development of new sources of energy. Factors that increase supply have the tendency to reduce the price of energy when such increases are not offset by growth in demand. Such a decrease in prices may be possible as energy production has increased as a result of a surge in U.S. shale-gas and oil, as well as the discoveries of Brazilian offshore oil, however it may take several years to determine the impact new sources will have on energy prices. These potential increases in production combined with the pace and timing of the world's economic recovery, creates considerable uncertainty associated with energy outlook. The Sponsor believes certain factors may increase the profitability of oil and petroleum operations such as improvements in refinery operating margins caused by increases in average domestic refinery utilization rates, for example. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Increasing sensitivity to environmental concerns will also pose serious long term challenges to the energy sector. Refiners are likely to be required to make heavy capital investments and major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act or to comply with increased regulation in response to the Gulf of Mexico oil spill. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely or access may be limited to new exploration opportunities. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in the United States and/or abroad could negatively affect the price of oil and the profitability of oil companies. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the concomitant volatility of crude oil prices, increasing public and govern mental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as

PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Industrials. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends. The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.


Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components.

Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions. Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc. In July 2017, Reynolds American Inc. merged with and into British American Tobacco Plc, with Reynolds American Inc. surviving as a wholly owned subsidiary of British American Tobacco Plc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                      The Dow(R) DART 5 Strategy Stocks


The Boeing Company, headquartered in Chicago, Illinois, is an aerospace company. The company produces and markets commercial jet transports and provides related support services worldwide and also develops, produces, modifies and supports military aircraft, helicopters and their related systems.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants offer a limited menu of moderately-priced foods, including hamburgers, chicken, salads, breakfast foods and beverages.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

United Technologies Corporation, headquartered in Hartford, Connecticut, through its subsidiaries, manufactures and markets aircraft jet engines, spare parts, elevators, escalators, heating, ventilating and air conditioning equipment, as well as helicopters and aerospace systems.


                     The Dow(R) Target 5 Strategy Stocks


Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

General Electric Company, headquartered in Boston, Massachusetts, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


                   The Dow(R) Target Dividend Strategy Stocks


Black Hills Corporation, headquartered in Rapid City, South Dakota, with its subsidiaries, is a diversified energy company. The company acquires, explores for and produces natural gas and crude oil, as well as generates and transmits electricity and mines coal.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing and interactive media business in the United States.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Occidental Petroleum Corporation, headquartered in Houston, Texas, is a multinational organization whose principal business segments are oil and gas exploration and production, as well as chemical and vinyl manufacturing and marketing.

OGE Energy Corp., headquartered in Oklahoma City, Oklahoma, is an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central region of the United States.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

PacWest Bancorp, headquartered in Beverly Hills, California, operates as the holding company for Pacific Western Bank, which provides commercial, industrial and private banking services in California and vicinity.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PG&E Corporation, headquartered in San Francisco, California, through its subsidiary, transmits, delivers and sells electricity and natural gas primarily in northern and central California.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Valley National Bancorp, headquartered in Wayne, New Jersey, operates as the holding company for Valley National Bank, which provides commercial and retail banking services in northern New Jersey and Manhattan.

WestRock Company, headquartered in Richmond, Virginia, manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents. The company also engages in real estate development.


                      European Target 20 Strategy Stocks


Assicurazioni Generali SpA, headquartered in Trieste, Italy, provides life and non-life insurance and reinsurance globally. The company's product lines include life, health, accident, automobile, aviation, marine, transport, general liability, fire, and credit insurance and reinsurance.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Engie S.A., headquartered in Courbevoie, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

GlaxoSmithKline Plc, headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas comprising gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Imperial Brands Plc, headquartered in Bristol, England, is an international tobacco company that manufactures, markets and sells a range of cigarettes, tobaccos, rolling papers and cigars.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordea Bank AB, headquartered in Stockholm, Sweden, provides a range of banking services to individuals, corporate clients, institutions and the public sector. The company has operations in Sweden, the Scandinavian and Baltic Sea region and internationally.

Rio Tinto Plc, headquartered in London, England, is engaged in finding, mining and processing mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sampo Oyj (Class A), headquartered in Helsinki, Finland, through its subsidiaries, offers property, casualty and life insurance products globally. The company's products include household, homeowner, motor and accident insurance, as well as various supplementary coverages.

Skandinaviska Enskilda Banken AB (Class A), headquartered in Stockholm, Sweden, is a North European financial banking group. The company offers corporate, institutional and private banking services including savings accounts, investment banking, securities brokerage services, loans, pensions and insurance products.

Swedbank AB (Class A), headquartered in Stockholm, Sweden, provides retail banking, asset management, and other financial products and services.

Swiss Re AG, headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


                       Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

General Electric Company, headquartered in Boston, Massachusetts, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Lloyds Banking Group Plc, headquartered in London, England, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries. The company and its subsidiaries offer retail banking, mortgages, pensions, asset management, insurance services, corporate banking and treasury services.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Construction Bank Corporation (Class H), headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance and credit card services.

China Petroleum & Chemical Corporation (Sinopec) (Class H), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

Lenovo Group Limited, incorporated in Hong Kong and dually headquartered in Beijing, China, and Morrisville, North Carolina, through its subsidiaries, sells and manufactures Lenovo brand personal computers and handheld devices. The company also provides Internet services, information technology services and contracting manufacturing business.


                      Nasdaq(R) Target 15 Strategy Stocks


Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides business and consulting process services and information technology. The company also offers full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Liberty Ventures (Class A), headquartered in Englewood, Colorado, is a video and internet commerce company. The company owns interests in home shopping television networks as well as lifestyle and travel services.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Netflix, Inc., headquartered in Los Gatos, California, is a leading Internet television network available worldwide. The company provides its subscribers with the ability to access and stream movies, television shows and other filmed entertainment titles.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a semiconductor manufacturer. The company is focused on radio frequency and complete semiconductor system solutions for mobile communications applications.


                NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Itau Unibanco Holding S.A. (ADR), headquartered in Sao Paulo, Brazil, is a holding company in the banking sector. The company offers commercial, corporate, retail and private banking services to individuals and corporations in Brazil and internationally.

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, seeks out, produces, markets and supplies oil, natural gas and related products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units in South America and worldwide.

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

Canada
______

Barrick Gold Corporation, headquartered in Toronto, Canada, is engaged in the production and sale of gold and copper, including related mining activities such as exploration, development, mining and processing. The company has operating mines and projects located in Canada and globally.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

Colombia
________

Ecopetrol S.A. (ADR), headquartered in Bogota, Colombia, engages primarily in the exploration, production, refining, transportation and commercialization of crude oil and gas in The Gulf Coast and South America.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Unicom (Hong Kong) Limited (ADR), headquartered in Hong Kong, offers a range of telecommunications services in China. An integrated telecommunications operator, the company's services include long distance, cellular, data and Internet access.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods and slabs.

The Netherlands
_______________

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, provides telecommunication services, including mobile voice, roaming, corporate services and mobile data and Internet throughout Europe and Latin America. The company also provides fixed telecommunications services and wholesale services for telecommunication operators.

United Kingdom
______________

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Lloyds Banking Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers banking and financial services to personal and commercial customers. The company operates throughout the United Kingdom.


              S&P Dividend Aristocrats Target 25 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

Air Products and Chemicals, Inc., headquartered in Allentown, Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases; produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Emerson Electric Co., headquartered in St. Louis, Missouri, is a diversified manufacturing company. The company designs, makes and sells electrical, electromechanical and electronic products and systems.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides individual and institutional investors worldwide with a broad range of investment products and services designed to meet varying investment objectives. The company provides services to high net worth individuals as well as investors in retirement and mutual funds.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The company provides services in the United States, Canada and Mexico.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and health care products, as well as business, correspondence and technical papers. The company sells its products under the brand names "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Leggett & Platt, Incorporated, headquartered in Carthage, Missouri, is a manufacturer of a wide range of engineered products which include residential and commercial furnishings, aluminum products, industrial materials and specialized products.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Stanley Black & Decker, Inc., headquartered in New Britain, Connecticut, manufactures tools and engineered security solutions worldwide.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

V.F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair and operating supplies, services and related information. The company provides its services to commercial, industrial, contractor and institutional markets globally.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.


                         S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

American Express Company, headquartered in New York, New York, provides credit and charge card services as well as travel-related services, including travelers' checks, to consumers worldwide.

Aon Plc, headquartered in London, England, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Assurant, Inc., headquartered in New York, New York, through its subsidiaries, provides specialized insurance products and related services in North America and internationally.

The Boeing Company, headquartered in Chicago, Illinois, is an aerospace company. The company produces and markets commercial jet transports and provides related support services worldwide and also develops, produces, modifies and supports military aircraft, helicopters and their related systems.

Cadence Design Systems, Inc., headquartered in San Jose, California, offers electronic design automation (EDA) technologies and engineering services to electronics companies worldwide. The company also develops system design enablement (SDE) solutions for use in designing electronics systems, integrated circuits and electronic devices.

CBS Corporation, headquartered in New York, New York, together with its subsidiaries, is a mass media company. The company's operations span the media and entertainment industries and include cable networks, content production and distribution, television and radio stations, Internet-based businesses and consumer publishing.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

DTE Energy Company, headquartered in Detroit, Michigan, is a diversified energy company that develops and manages energy-related businesses and services nationwide. The company, through its subsidiaries, generates, distributes, transmits, purchases and sells electric energy in southeastern Michigan. The company is also involved in gas pipelines and storage, unconventional gas exploration, development, and production.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

IDEXX Laboratories, Inc., headquartered in Westbrook, Maine, develops, manufactures and markets biotechnology-based detection systems primarily for animal health applications. The company also develops and sells point-of-care veterinary diagnostic products. The company markets its products worldwide.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Mastercard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants offer a limited menu of moderately-priced foods, including hamburgers, chicken, salads, breakfast foods and beverages.

Mettler-Toledo International Inc., incorporated in the United States and dually headquartered in Greifensee, Switzerland and Columbus, Ohio, supplies precision instruments and services worldwide. The company offers various laboratory and industrial instruments, and retail weighing instruments for use in laboratory, industrial and food retailing applications.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in the United States and Canada.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.


                      S&P Target SMid 60 Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in New Albany, Ohio, is a specialty retailer of casual apparel for men, women and children. The company operates stores under the brand names "Abercrombie & Fitch," "abercrombie" and "Hollister," in the United States and internationally.

Adtalem Global Education Inc., headquartered in Downers Grove, Illinois, provides career-oriented technology-based education to high school graduates in the United States and Canada, through its wholly-owned subsidiaries. The company offers associate, bachelor's and master's degrees in various programs.

AECOM, headquartered in Los Angeles, California, is a consulting and engineering design company. The company offers consulting, architectural and engineering design, and construction management services for projects such as highways, airports, bridges, mass transit systems, government buildings and power distribution.

Aegion Corporation, headquartered in Chesterfield, Missouri, through its subsidiaries, provides proprietary technologies and services for rehabilitating sewer, water, energy and mining piping systems. The company also provides corrosion protection of industrial pipelines in North America and internationally.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation company. The company offers integrated logistics solutions under the "ArcBest" brand name for truckload, time critical, managed transportation and international air and ocean clients.

Archrock, Inc., headquartered in Houston, Texas, provides natural gas compression technology, and sales, operations, maintenance, fabrication, service, and equipment for oil and gas production, processing, and transportation applications worldwide.

ARMOUR Residential REIT, Inc., headquartered in Vero Beach, Florida, operates as a real estate investment trust that invests primarily in hybrid adjustable-rate, adjustable-rate and fixed-rate residential mortgage-backed securities issued or guaranteed by a U.S. government-chartered entity.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, through its subsidiaries, provides aircraft, crew and maintenance to major airlines globally. The company also provides military and commercial air charter services.

Barnes & Noble, Inc., headquartered in New York, New York, is a retailer that operates bookstores throughout the United States. The company sells trade books, textbooks, mass market paperbacks, digital media, music and movies.

Bill Barrett Corporation, headquartered in Denver, Colorado, is an independent energy company. Together with its subsidiaries, the company acquires, develops and explores for oil and natural gas resources in the Rocky Mountain region of the United States.

CalAtlantic Group, Inc., headquartered in Irvine, California, builds a wide range of single-family homes and provides mortgage financing throughout metropolitan areas in the United States.

Callon Petroleum Company, headquartered in Natchez, Mississippi, engages in the exploration, development, acquisition and production of oil and gas properties.

CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.

Cloud Peak Energy Inc., headquartered in Gillette, Wyoming, through its subsidiaries, engages in coal mining operations in the Powder River Basin of the United States. It produces sub-bituminous steam coal with low sulfur content for electric utilities and industrial customers.

CNO Financial Group, Inc., headquartered in Carmel, Indiana, is an insurance company. Together with its subsidiaries, the company develops, markets and administers health insurance, annuity, life insurance and other insurance products for senior and middle-income markets in the United States.

Community Health Systems, Inc., headquartered in Franklin, Tennessee, together with its subsidiaries, is a provider of general hospital healthcare services in the United States.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments:
Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

CONSOL Energy Inc., headquartered in Canonsburg, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States. The company operates mining complexes in coal reserves and also produces natural gas.

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically-located undeveloped land.

Customers Bancorp, Inc., headquartered in Wyomissing, Pennsylvania, through its subsidiaries, provides various banking and financial products and services to small businesses and consumers. The company also provides a range of commercial lending products.

Darling Ingredients Inc., headquartered in Irving, Texas, is a consumer products company. The company develops and produces sustainable natural ingredients from edible and inedible bio-nutrients that are used in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide. The company engages in deep water drilling for various markets.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Ensco Plc, headquartered in London, England, is a global offshore contract drilling company. Together with its subsidiaries, the company serves the oil and gas industry with contract drilling services and owns and operates a fleet of offshore drilling rigs.

Esterline Technologies Corporation, headquartered in Bellevue, Washington, is a specialized manufacturing company. The company designs, manufactures and markets engineered products and systems primarily for the aerospace and defense industries.

EZCORP, Inc., headquartered in Rollingwood, Texas, is primarily engaged in operating pawnshops and payday loan stores. The company's locations function as convenient sources of short-term cash and as value-oriented specialty retailers of primarily previously owned merchandise.

Green Plains Inc., headquartered in Omaha, Nebraska, engages in the production, distribution and marketing of ethanol and related by-products. The company operates in and services several states in the United States.

Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico, North Sea, the Asia Pacific and West Africa regions. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Iridium Communications Inc., headquartered in McLean, Virginia, provides mobile voice and data communications services through a constellation of satellites to governments, businesses and consumers worldwide. The company's satellite network can provide service to regions where wireless or wireline networks do not exist.

J.C. Penney Company, Inc., headquartered in Plano, Texas, is a holding company whose principal subsidiary is J.C. Penney Corporation, a department store chain. The company's business consists of selling merchandise and services to consumers through their department stores and website.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kite Realty Group Trust, headquartered in Indianapolis, Indiana, a real estate investment trust, engages in the acquisition, development, expansion, construction, ownership, leasing, operation and management of neighborhood and community shopping centers, and commercial real estate properties in the United States.

KLX Inc., headquartered in Wellington, Florida, together with its subsidiaries, provides aerospace fasteners, consumables and logistics services worldwide. The company primarily serves regional or independent oil companies.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

Legg Mason, Inc., headquartered in Baltimore, Maryland, is a global asset management company. Together with its subsidiaries, the company provides investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment products.

LifePoint Health, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom but conducts pipeline and crude oil trading operations in Canada and East Asia.

Office Depot, Inc., headquartered in Boca Raton, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

Patterson-UTI Energy, Inc., headquartered in Houston, Texas, is a provider of domestic land-based drilling services to major independent oil and natural gas companies in North America. The company is also engaged in pressure pumping, exploration and drilling.

PDC Energy, Inc., headquartered in Denver, Colorado, is an independent exploration and production company that produces, develops, acquires and explores for crude oil and natural gas. The company has operations in various parts of the United States.

Perry Ellis International, Inc., headquartered in Miami, Florida, is an apparel company whose portfolio includes men's and women's brands. The company designs, sources, markets and licenses its products nationally and internationally at multiple price points and across all major levels of retail distribution.

QEP Resources, Inc., headquartered in Denver, Colorado, through its subsidiaries, engages in the acquisition, exploration, development and production of natural gas, oil and natural gas liquids. The company has operations in the Rocky Mountain region of Wyoming, Utah, Colorado and North Dakota; and the southern region, primarily Texas and Louisiana.

Regal Beloit Corporation, headquartered in Beloit, Wisconsin, is a global manufacturer of electric motors, electric generators and mechanical motion control products. The company's products are used in various commercial and industrial applications.

Reinsurance Group of America, Incorporated, headquartered in Chesterfield, Missouri, is an insurance holding company that, through its subsidiaries, provides traditional and non-traditional reinsurance to clients. Products include individual and group life and health, disability and critical illness reinsurance, longevity reinsurance, asset-intensive reinsurance and financial reinsurance.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Roadrunner Transportation Systems, Inc., headquartered in Cudahy, Wisconsin, provides transportation and logistics services. The company offers intermodal truck freight delivery as well as domestic and international air freight delivery services. The company operates through independent contractors.

Rowan Companies Plc, incorporated in the United Kingdom and headquartered in Houston, Texas, is a provider of international and domestic contract drilling and aviation services.

SM Energy Company, headquartered in Denver, Colorado, is an independent energy company engaged in the exploration for and the development, acquisition and production of crude oil and natural gas resources in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

SpartanNash Company, headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in the United States. The company offers dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items, and bakery goods, as well as pharmacy services.

TCF Financial Corporation, headquartered in Wayzata, Minnesota, operates a national banking business through offices in several states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TETRA Technologies, Inc., headquartered in The Woodlands, Texas, is an oil and gas services company with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy markets, as well as other markets.

Third Point Reinsurance Ltd., headquartered in Pembroke, Bermuda, through its subsidiaries, provides various specialty property and casualty reinsurance products worldwide. The company's products fall into the categories of property and casualty reinsurance and catastrophe risk management.

TiVo Corp., headquartered in San Carlos, California, together with its subsidiaries is a holding company. The company provides software technology services and content discovery solutions that are embedded in its products.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

United Natural Foods, Inc., headquartered in Providence, Rhode Island, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Washington Prime Group Inc., headquartered in Columbus, Ohio, is a self-administered and self-managed real estate investment trust. The company acquires, develops and owns retail real estate properties.

WPX Energy, Inc., headquartered in Tulsa, Oklahoma, an independent natural gas and oil exploration and production company, engages in the exploitation and development of long-life unconventional properties.


                  Target Diversified Dividend Strategy Stocks


Aceto Corporation, headquartered in Port Washington, New York, together with its subsidiaries, sources, markets, sells and distributes pharmaceutical intermediates and active ingredients, finished dosage form generics, agricultural protection products and specialty chemicals.

Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AmTrust Financial Services, Inc., headquartered in New York, New York, through its subsidiaries, provides specialty property and casualty insurance, workers' compensation, and extended service plans, primarily in the United States and European Union.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed

DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems, provides pharmacy management services and franchises apothecary-style pharmacies.

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

The Finish Line, Inc. (Class A), headquartered in Indianapolis, Indiana, is a retailer of brand name athletic, outdoor and lifestyle activewear and accessories. The company provides its services in the United States and Puerto Rico.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Fortis Inc., headquartered in St. John's, Canada, is a gas and electric distribution company. The company offers regulated utilities to customers in Canada, the United States and the Caribbean.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

HCI Group, Inc., headquartered in Tampa, Florida, is an insurance holding company offering property and casualty insurance to homeowners, condominium owners and tenants. The company markets its products primarily through independent agents.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Insteel Industries, Inc., headquartered in Mount Airy, North Carolina, together with its subsidiaries, produces steel wire reinforcing products for construction applications. The company sells its products through sales representatives both in the United States and internationally.

National HealthCare Corporation, headquartered in Murfreesboro, Tennessee, is engaged in the operation of skilled nursing facilities with associated assisted living and independent living centers.

Natural Health Trends Corp., headquartered in Rolling Hills Estates, California, is an e-commerce company. The company, through its subsidiaries, sells personal care and wellness products.

Navient Corporation, headquartered in Wilmington, Delaware, holds a portfolio of education loans insured or guaranteed under the Federal Family Education Loan Program. The company also services and collects education loans for banks, credit unions and non-profit education lenders.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Owens & Minor, Inc., headquartered in Mechanicsville, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated health care systems and group purchasing organizations, with distribution centers located throughout the United States.

P. H. Glatfelter Company, headquartered in York, Pennsylvania, together with its subsidiaries, manufactures specialty papers and engineered products. The company's products include papers for tea bags and coffee filters, metallized labels for beer bottles, adult incontinence products, pressure-sensitive postage stamps and digital imaging applications.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Resources Connection, Inc., headquartered in Irvine, California, is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

SemGroup Corporation, headquartered in Tulsa, Oklahoma, is a petroleum company. Together with its subsidiaries, the company gathers, transports, stores and markets primarily to independent producers and refiners of petroleum products in regions of the United States, Canada and the United Kingdom.

SpartanNash Company, headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in the United States. The company offers dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items, and bakery goods, as well as pharmacy services.

Targa Resources Corp., headquartered in Houston, Texas, is a natural gas company. Through its general and limited partner interests, the company provides both midstream natural gas and natural gas liquid services.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Validus Holdings, Ltd., headquartered in Pembroke, Bermuda, through its subsidiaries, provides reinsurance and insurance coverage in the property, marine, and specialty lines markets worldwide. The company also provides insurance linked securities management.


                Target Global Dividend Leaders Strategy Stocks

                                DOMESTIC STOCKS


Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

Artisan Partners Asset Management Inc., headquartered in Milwaukee, Wisconsin, is an investment management firm. The company, together with its subsidiaries, is focused on providing high value added investment strategies to sophisticated investors worldwide.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

CNA Financial Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company and its subsidiaries provide commercial, property, and casualty insurance products and services.

Compass Minerals International, Inc., headquartered in Overland Park, Kansas, is a salt producer in North America and the United Kingdom. The company also produces sulfate of potash plant fertilizer and magnesium chloride.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Dominion Energy, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina, participates in independent power production projects and acquires and develops natural gas reserves. The company also sells electricity to rural electric cooperatives, municipalities and wholesale electricity markets.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing and insurance operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Pattern Energy Group Inc., headquartered in San Francisco, California, is an independent power company focused on owning and operating power projects. The company owns interests in wind power projects located in the United States, Canada and Chile.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance primarily in Massachusetts and New Hampshire. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.


                             INTERNATIONAL STOCKS


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AU Optronics Corp. (ADR), headquartered in Hsinchu, Taiwan, engages in the design, development, manufacture, assembly and marketing of thin film transistor liquid crystal display panels and other flat panel displays.

BHP Billiton Plc (ADR), incorporated in the United Kingdom and headquartered in Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

Companhia Paranaense de Energia-Copel (Preference, ADR), headquartered in Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission and distribution of electricity. The company serves industrial, residential, commercial and rural customers primarily in the state of Parana, Brazil.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Enel Generacion Chile S.A. (ADR), headquartered in Santiago, Chile, is a public electric generation company. The company, together with its subsidiaries, owns and operates electrical generation units throughout South America.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

Itau Unibanco Holding S.A. (ADR), headquartered in Sao Paulo, Brazil, is a holding company in the banking sector. The company offers commercial, corporate, retail and private banking services to individuals and corporations in Brazil and internationally.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

Norbord Inc., headquartered in Toronto, Canada, is a wood-based panelboard producer. The company's products include wall and flooring panels, decking and roofing materials, as well as boards for shelving and furniture.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

Sinopec Shanghai Petrochemical Company Limited (ADR), headquartered in Shanghai, China, is a materials company. The company primarily produces synthetic fibers, resins and plastics, intermediate petrochemicals, and petroleum products from crude petroleum in China.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Telefonica Brasil S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services, cable and network services throughout Brazil to residential and commercial customers. The company also offers interconnection services to mobile service providers, Internet access service, telecommunications solutions and IT support to industries.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.


                                     REITS


AGNC Investment Corp., headquartered in Bethesda, Maryland, is a real estate investment trust. The company invests in agency pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government sponsored entity.

Annaly Capital Management, Inc., headquartered in New York, New York, is an externally managed real estate investment trust. The company owns and manages a portfolio of real estate related investments, including mortgage-backed securities and other securities representing interests in or obligations backed by pools of mortgage loans.

Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

ARMOUR Residential REIT, Inc., headquartered in Vero Beach, Florida, operates as a real estate investment trust that invests primarily in hybrid adjustable-rate, adjustable-rate and fixed-rate residential mortgage-backed securities issued or guaranteed by a U.S. government-chartered entity.

Chesapeake Lodging Trust, headquartered in Annapolis, Maryland, is a self-advised real estate investment trust. The company invests primarily in upper-upscale hotels in major commercial and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locales.

CoreCivic Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Invesco Mortgage Capital Inc., headquartered in Atlanta, Georgia, is an externally managed real estate investment trust. The company is focused on residential and commercial mortgage-backed securities and mortgage loans.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

New Residential Investment Corp., headquartered in New York, New York, is a public real estate investment trust focused on investments in the residential housing sector. The company makes investments in residential mortgage-related assets.

Park Hotels & Resorts Inc., headquartered in McLean, Virginia, is a real estate investment trust that owns and leases luxury hotels and resorts. The company primarily operates within the United States.

Retail Properties of America, Inc, headquartered in Oak Brook, Illinois, is a real estate investment trust that develops, acquires and manages real estate properties, including shopping complexes, lifestyle properties, community centers, and single-tenant net lease properties across the United States.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Summit Hotel Properties, Inc., headquartered in Austin, Texas, is a real estate investment trust engaged in the acquisition, repositioning and selling of premium-branded hotels. The company focuses on the upscale and midscale segments of the U.S. lodging industry.

Sunstone Hotel Investors, Inc., headquartered in Aliso Viejo, California, operates as a self-managed and self-administered real estate investment trust. The company is engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Two Harbors Investment Corp., headquartered in New York, New York, is a real estate investment trust that focuses on investing in, financing, and managing residential mortgage-backed securities and related investments.

Washington Prime Group Inc., headquartered in Columbus, Ohio, is a self-administered and self-managed real estate investment trust. The company acquires, develops and owns retail real estate properties.

Xenia Hotels & Resorts, Inc., headquartered in Orlando, Florida, is a real estate investment trust investing in full service hotels throughout the United States.


                         Target Growth Strategy Stocks


Align Technology, Inc., headquartered in San Jose, California, designs, manufactures and markets a clear aligner therapy system for treating malocclusion or the misalignment of teeth. The company also markets intra-oral scanners, computer-aided design digital services and dental records storage to dental professionals.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Arista Networks, Inc., headquartered in Santa Clara, California, provides cloud networking solutions to a range of industries including Internet companies, service providers, financial services organizations, government agencies, and media and entertainment companies, among others. The company offers operating systems, a set of network applications and Ethernet switches.

Celanese Corporation, headquartered in Irving, Texas, engages in the production and sale of industrial chemicals. The company operates in four segments: chemical products, technical polymers, acetate products and performance products. The company has operations in North America, Asia and Europe.

Celgene Corporation, headquartered in Summit, New Jersey, is a biopharmaceutical company. Together with its subsidiaries, the company is engaged in the discovery, development and commercialization of therapies designed to treat cancer and immunological diseases.

The Chemours Company, headquartered in Wilmington, Delaware, is a performance chemicals company. The company both manufactures and distributes chemicals including titanium dioxide, refrigerants, industrial fluropolymer resins and other specialty chemicals used in gold producing, oil refining and other industries.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Exelixis, Inc., headquartered in South San Francisco, California, is a biopharmaceutical company. The company develops and commercializes new medicines to improve care and outcomes for people with cancer.

Ferrari N.V., incorporated in The Netherlands and headquartered in Maranello, Italy, is a designer and producer of luxury performance sports cars. The company sells its products through independent dealers around the world.

Fiat Chrysler Automobiles N.V., incorporated in the Netherlands and headquartered in London, England, is an international automotive group. The company is engaged in designing, manufacturing, engineering, distributing and selling vehicles and production systems.

Freeport-McMoRan Inc. (Class B), headquartered in Phoenix, Arizona, is engaged in the exploration for and distribution of copper, gold, silver and other metals. The company has global operations.

Huntington Ingalls Industries, Inc., headquartered in Newport News, Virginia, designs, builds, overhauls and repairs nuclear and non-nuclear ships primarily for the U.S. Navy and Coast Guard. The company also offers after-market services for military ships worldwide.

Illumina, Inc., headquartered in San Diego, California, develops next-generation tools for the large-scale analysis of genetic variation and function. The company's products sequence, analyze, and store information that could be used to improve drugs and therapies and cure disease.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Mettler-Toledo International Inc., incorporated in the United States and dually headquartered in Greifensee, Switzerland and Columbus, Ohio, supplies precision instruments and services worldwide. The company offers various laboratory and industrial instruments, and retail weighing instruments for use in laboratory, industrial and food retailing applications.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative" beverages worldwide. The company's products include non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

MSCI Inc., headquartered in New York, New York, provides investment decision support tools, including indexes and portfolio risk and performance analytics for use by institutions in managing equity, fixed income and multi-asset class portfolios.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Pilgrim's Pride Corporation, headquartered in Greeley, Colorado, is engaged in the production of prepared and fresh chicken products in the United States, Mexico and Puerto Rico. The company operates feed mills, hatcheries, processing plants and distribution centers.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

SEI Investments Company, headquartered in Oaks, Pennsylvania, provides global investment solutions to institutions and individuals and business solutions to investment advisors and other financial intermediaries.

ServiceMaster Global Holdings, Inc., headquartered in Memphis, Tennessee, is a provider of essential residential and commercial services. The company's services include lawn care, landscaping, termite and pest control as well as disaster response and reconstruction.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

TransUnion, headquartered in Chicago, Illinois, is a credit reporting agency. The company provides risk and information solutions to businesses and consumers.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

Vistra Energy Corp., headquartered in Dallas, Texas, is a power company. The company offers electricity and power generation, distribution and transmission solutions.

WABCO Holdings Inc., incorporated in the United States and dually headquartered in Brussels, Belgium and Rochester Hills, Michigan, is a developer and manufacturer of electronic braking, stability, suspension and transmission control systems.


                       Target Small-Cap Strategy Stocks


 Alamo Group Inc., headquartered in Seguin, Texas, is engaged in the design and manufacture of agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. The company's products include tractor-mounted mowing and vegetation maintenance equipment, street sweepers, snow removal equipment and replacement parts.

Almost Family, Inc., headquartered in Louisville, Kentucky, provides home health care services in the United States. The company operates in two segments. The visiting nurse segment provides Medicare-certified nursing services and the personal care segment provides a range of services, including medication management, meal preparation and caregiver respite.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation company. The company offers integrated logistics solutions under the "ArcBest" brand name for truckload, time critical, managed transportation and international air and ocean clients.

Badger Meter, Inc., headquartered in Milwaukee, Wisconsin, markets and manufactures flow measurement and control products worldwide. The company's products include water meters and related technologies as well as products to measure and control materials flowing through a pipe, such as water, air, oil, food and beverage and pharmaceuticals in production. The company's products also have applications in the heating, ventilating and air-conditioning industries.

Boise Cascade Company, headquartered in Boise, Idaho, is a building products company. The company manufactures wood products and is a wholesale distributor of building materials.

CalAmp Corp., headquartered in Irvine, California, provides solutions for the energy, government, transportation and automotive markets to collect, monitor and report business data and intelligence from remote and mobile assets. The company also offers a variety of wireless communication products to an international clientele.

Carbonite, Inc., headquartered in Boston, Massachusetts, is a data solutions provider. The company's solutions include cloud, hybrid, disaster recovery as a service and email archiving.

Cavco Industries, Inc., headquartered in Phoenix, Arizona, is engaged in the design, manufacture and sale of manufactured homes. The company also builds park model RVs, vacation cabins and commercial structures.

City Holding Company, headquartered in Charleston, West Virginia, conducts its principal activities through its wholly-owned subsidiary, City National Bank of West Virginia, with a network of banking offices in West Virginia and Ohio.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments:
Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

Diodes Incorporated, headquartered in Plano, Texas, manufactures, sells and distributes discrete semiconductors worldwide, primarily to manufacturers in the communications, computing, industrial, consumer electronics and automotive markets. The company also services distributors of electronic components to end customers in these markets.

Employers Holdings, Inc., headquartered in Reno, Nevada, is an insurance holding company. Together with its subsidiaries, the company is engaged in the commercial property and casualty insurance industry, specializing in workers' compensation products and services.

First Commonwealth Financial Corporation, headquartered in Indiana, Pennsylvania, operates as the holding company for First Commonwealth Bank, which provides consumer and commercial banking services to individuals and small and mid-sized businesses in central and western Pennsylvania.

Gray Television, Inc., headquartered in Atlanta, Georgia, owns and operates television stations and digital properties in markets throughout the United States.

The Greenbrier Companies, Inc., headquartered in Lake Oswego, Oregon, is a supplier of transportation equipment and services to the railroad and related industries. The company produces railcars, tank cars and marine vessels. The company also offers management services for leasing and transportation companies in North America.

Heska Corporation, headquartered in Loveland, Colorado, sells veterinary products, particularly for diagnosing and treating health problems in cats and dogs. The company's products include blood testing instruments, digital imaging software, heartworm prevention products, and vaccines and other pharmaceuticals for cattle, horses, and other animals.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level homes.

MGP Ingredients, Inc., headquartered in Atchison, Kansas, produces and markets ingredients and distillery products. The company's ingredients include specialty wheat starches and specialty wheat proteins for food and non-food applications.

MiMedx Group, Inc., headquartered in Marietta, Georgia, together with its subsidiaries, designs, manufactures and markets patent-protected regenerative biomaterials and bioimplants. The company's products are processed from human amniotic membrane that is derived from donated placentas.

National Bank Holdings Corporation (Class A), headquartered in Greenwood Village, Colorado, is a bank holding company. The company, through its subsidiaries, provides banking services to its retail and business customers.

NMI Holdings, Inc. (Class A), headquartered in Emeryville, California, together with its subsidiaries, is a provider of mortgage insurance. The company provides its services to customers in the United States.

OceanFirst Financial Corp., headquartered in Toms River, New Jersey, is the holding company for OceanFirst Bank. The company is a savings and loan company.

Pacific Premier Bancorp, Inc., headquartered in Irvine, California, operates as a bank holding company for Pacific Premier Bank. The company provides banking services including cash management, electronic banking services and loan products to businesses, professionals, real estate investors and non-profit organizations in Southern California.

PetMed Express, Inc., headquartered in Pompano Beach, Florida, doing business as 1-800-PetMeds, delivers prescription and non-prescription pet medications and other health products for dogs, cats, and horses in the United States.

PGT Innovations, Inc., headquartered in North Venice, Florida, engages in the manufacture and supply of residential impact-resistant windows and doors. The company's products meet the safety building codes in hurricane-prone areas.

Preferred Bank, headquartered in Los Angeles, California, provides commercial, international, real estate and consumer lending banking services. The company operates in California.

Quality Systems, Inc., headquartered in Irvine, California, develops and markets health care information systems that automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

RE/MAX Holdings, Inc. (Class A), headquartered in Denver, Colorado, operates as a franchisor of residential and commercial real estate brokerage services in the United States and internationally. The company offers its real estate franchise services under the RE/MAX brand name.

Red Robin Gourmet Burgers, Inc., headquartered in Greenwood Village, Colorado, together with its subsidiaries, is a casual dining restaurant chain focused on serving a selection of gourmet burgers in a family-friendly ambiance.

Rudolph Technologies, Inc., headquartered in Wilmington, Massachusetts, engages in the design, development, manufacture and sale of process control metrology, defect inspection and data analysis systems for semiconductor device manufacturers worldwide.

Ruth's Hospitality Group, Inc., headquartered in Winter Park, Florida, together with its subsidiaries, operates upscale steak restaurants in the United States and internationally.

Seacoast Banking Corporation of Florida, headquartered in Stuart, Florida, is a bank holding company. The company, through its subsidiaries offers a full range of banking and investment services.

Select Comfort Corporation, headquartered in Minneapolis, Minnesota, is a developer, manufacturer and marketer of adjustable-firmness beds.

SJW Group, headquartered in San Jose, California, with its subsidiaries, provides water utility services. The company is engaged in the production, storage, purification and distribution of water in the United States.

SP Plus Corporation, headquartered in Chicago, Illinois, provides parking facility management services in the United States and Canada.

U.S. Concrete, Inc., headquartered in Euless, Texas, supplies concrete and related products. The company provides ready-mixed concrete, precast concrete, concrete block, aggregates and concrete building materials.

Viad Corp, headquartered in Phoenix, Arizona, provides exhibition and event services, and travel and recreation services. The company offers entertaining attractions and sponsored events, mobile marketing, face-to-face marketing solutions and construction and installation services.

Virtusa Corporation, headquartered in Westborough, Massachusetts, is a global information technology services company. The company provides end-to-end information technology services which include information technology and business consulting, technology implementation, application support and maintenance.

Web.com Group, Inc., headquartered in Jacksonville, Florida, provides web site building tools, Internet marketing, lead generation and technology solutions that enable small and medium-sized businesses to build and maintain their Internet presence.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, manufactures motor homes and self-contained recreation vehicles used in leisure travel and outdoor recreation activities.


                    Value Line(R) Target 25 Strategy Stocks


Advanced Energy Industries, Inc., headquartered in Fort Collins, Colorado, designs, manufactures, sells and supports power conversion and control products that transform power into various usable forms. The company's systems are used by semiconductor and flat panel display manufacturers and other industrial manufacturing equipment that utilize gaseous plasmas to deposit or etch thin film layers on materials such as silicon and glass.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Barnes Group Inc., headquartered in Bristol, Connecticut, is a diversified international manufacturer of precision components and assemblies and a distributor of industrial supplies. The company's products are used in the transportation, manufacturing and technology industries.

The Boeing Company, headquartered in Chicago, Illinois, is an aerospace company. The company produces and markets commercial jet transports and provides related support services worldwide and also develops, produces, modifies and supports military aircraft, helicopters and their related systems.

Centene Corporation, headquartered in St. Louis, Missouri, provides managed care programs and services to individuals receiving benefits under Medicaid and Medicaid-related programs. The company provides services in several states.

The Chemours Company, headquartered in Wilmington, Delaware, is a performance chemicals company. The company both manufactures and distributes chemicals including titanium dioxide, refrigerants, industrial fluropolymer resins and other specialty chemicals used in gold producing, oil refining and other industries.

The Children's Place, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.

Churchill Downs Incorporated, headquartered in Louisville, Kentucky, is a horse racing company whose flagship operation, Churchill Downs, is the home of the Kentucky Derby. The company has a number of additional racing and simulcast-wagering operations in Florida, Indiana and Kentucky, as well as interests in various racing services companies.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

Louisiana-Pacific Corporation, headquartered in Nashville, Tennessee, together with its subsidiaries, is principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing. The company sells its products to distributors and wholesalers in the United States and internationally.

MasTec, Inc., headquartered in Coral Gables, Florida, is a specialty contractor. The company procures, engineers, constructs and maintains the infrastructures that allow electric transmission and distribution, natural gas and oil pipeline, and communications companies to facilitate the production and delivery of their products to their customers.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

ON Semiconductor Corporation, headquartered in Phoenix, Arizona, designs, manufactures, and markets semiconductor components worldwide. The company's products are used in a variety of industries, including automotive, networking and telecom, medical diagnostics, and more.

Packaging Corporation of America, headquartered in Lake Forest, Illinois, engages in the manufacture and sale of container board and corrugated packaging products in the United States. The company produces multi-color boxes as well as wax-coated boxes for agricultural products.

Rogers Corporation, headquartered in Rogers, Connecticut, manufactures specialty materials for applications in the wireless communications, computer, transportation, imaging and consumer markets. The company provides its services globally.

Royal Caribbean Cruises Ltd., incorporated in the Republic of Liberia and headquartered in Miami, Florida, is a global cruise company that operates a fleet of vessels in the cruise vacation industry. The company operates through brands which primarily serve the contemporary, premium and deluxe segments of the cruise vacation industry, which includes the luxury and budget segments.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

Thor Industries, Inc., headquartered in Elkhart, Indiana, produces and markets recreation vehicles as well as small and mid-size buses. The company markets its products through independent dealers in Canada and the United States under the brands "Airstream Classic," "Dutchmen," "Skamper," "Four Winds" and other names.

TriNet Group, Inc., headquartered in San Leandro, California, provides human resource and consultancy services to small and medium-sized businesses. The company offers payroll, tax administration, risk protection, performance management, compensation consulting, and employee benefit plans.

United Rentals, Inc., headquartered in Stamford, Connecticut, operates as an equipment rental company in North America.

Viad Corp, headquartered in Phoenix, Arizona, provides exhibition and event services, and travel and recreation services. The company offers entertaining attractions and sponsored events, mobile marketing, face-to-face marketing solutions and construction and installation services.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                   CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits

                                      S-1

                                   SIGNATURES

     The Registrant, FT 6890, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT
3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT
3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT
3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT
4789; FT 5039 and FT 5415 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6890, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 6, 2017.

                                    FT 6890

                                    By    FIRST TRUST PORTFOLIOS L.P.
                                          Depositor




                                    By    Elizabeth H. Bull
                                          Senior Vice President

                                      S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

         Name                    Title*                   Date
         ----                    -----                    ----

  James A. Bowen      Director of The Charger      ) October 6, 2017
                      Corporation, the General     )
                      Partner of First Trust       )
                      Portfolios L.P.              )
                                                   )
                                                   ) Elizabeth H. Bull
                                                   ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-219693 on Form S-6 of our report dated October 6, 2017, relating to the financial statements of FT 6890, comprising Dow(R) Target 5 4Q '17 - Term 1/9/19 (The Dow(R) Target 5 Portfolio, 4th Quarter 2017 Series); Dow(R) Target Dvd. 4Q '17 - Term 1/9/19 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2017 Series); Global Target 15 4Q '17 - Term 1/9/19 (Global Target 15 Portfolio, 4th Quarter 2017 Series); S&P Dividend Aristocrats Target 25 4Q '17 - Term 1/9/19 (S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2017 Series); S&P Target 24 4Q '17 - Term 1/9/19 (S&P Target 24 Portfolio, 4th Quarter 2017 Series); S&P Target SMid 60 4Q '17 - Term 1/9/19 (S&P Target SMid 60 Portfolio, 4th Quarter 2017 Series); Target Divsd. Dvd. 4Q '17 - Term 1/9/19 (Target Diversified Dividend Portfolio, 4th Quarter 2017 Series); Target Dbl. Play 4Q '17 - Term 1/9/19 (Target Double Play Portfolio, 4th Quarter 2017 Series); Target Focus 4 4Q '17 - Term 1/9/19 (Target Focus Four Portfolio, 4th Quarter 2017 Series); Target Global Dvd. Leaders 4Q '17 - Term 1/9/19 (Target Global Dividend Leaders, 4th Quarter 2017 Series); Target Growth 4Q '17 - Term 1/9/19 (Target Growth Portfolio, 4th Quarter 2017 Series); Target Triad 4Q '17 - Term 1/9/19 (Target Triad Portfolio, 4th Quarter 2017 Series); Target VIP 4Q '17 - Term 1/9/19 (Target VIP Portfolio, 4th Quarter 2017 Series); and Value Line(R) Target 25 4Q '17 - Term 1/9/19 (Value Line(R) Target 25 Portfolio, 4th Quarter 2017 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 6, 2017

                                      S-4

                               CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration
Statement.

                  CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as
Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 6890 and certain subsequent Series, effective October 6, 2017 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                                           S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT
          1987).

3.1       Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York (state and city) tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                        S-7